WAL★MART
MEXICO

FILE N°
82-4609

03 DEC -1 7:21

November 25, 2003

Mr. Paul Dudek, Chief
Office of International Corporate Finan
Securities and Exchange Commissi
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

03037755

SUPPL

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find annual report 2002 of Wal-Mart de Mexico, S.A. de C.V., which was delivered to the Mexican Stock Exchange.

Sincerely,

Jorge Muñoz López
Accounting Director

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

The above-mentioned material is enclosed.

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

FILE N°
82-4609

03 DEC -1

WAL-MART DE MEXICO, S.A. DE C.V.

Blvd. Manuel Avila Camacho No.647, Colonia Periodistas
Delegacion Miguel Hidalgo
C.P. 11220 Mexico, D.F.
Tel. (52-55) 52-83-01-00
www.walmartmexico.com.mx

Representative shares of Capital Stock for Wal-Mart de Mexico, S.A. de C.V., are:

- Common
- Registered
- No-par value

Ticker Symbol: **WALMEX**

Said shares are registered with the National Registry for Securities and Brokers and are traded in the Mexican Stock Exchange.

Registration with the National Registry for Securities and Brokers does not imply certification regarding the soundness of the security or the financial standing of the Issuer.

The annual report presented in keeping with general provisions applicable to securities issuers and other market players: year ending December 31, 2002.

TABLE OF CONTENTS

1) General Information

a) Executive Summary

Wal-Mart de Mexico is one of the most important retail chains in Mexico. As of December 31, 2002, there were 595 units in operation throughout 55 of the nation's cities, including self-service stores, apparel stores, and restaurants.

Financial Data			
	Millions of pesos[1]		*Growth*
	2002	*2001*	*(%)*
RESULTS			
Net sales	$ 105,806	$ 93,587	13
Gross profit	21,554	19,035	13
Operating expenses	15,239	13,628	12
Operating income	6,315	5,407	17
EBITDA	8,322	7,194	16
Income before taxes	7,119	6,535	9
Income Tax and employee's profit sharing	2,176	2,102	4
Net income	**$ 4,943**	**$ 4,433**	**12**
FINANCIAL POSITION			
Cash	$ 9,768	$ 9,935	(2)
Inventory	10,774	9,318	16
Other assets	2,303	2,005	15
Fixed assets	36,872	33,994	8
Total Assets	**$ 59,717**	**$ 55,252**	**8**
Suppliers	$ 13,883	$ 13,000	7
Other Liabilities	7,933	7,531	5
Shareholder's Equity	37,901	34,721	9
Total Liabilities and Shareholder's Equity	**$ 59,717**	**$ 55,252**	**8**

In 2002, the capacity and commitment of our people were combined with the trust bestowed on us by our customers, thereby allowing us to obtain the best results in the history of our company.

Sales, operating expenses as a percentage of sales, operating income, and EBITDA established historic milestones:

- Total sales came to $105,806 million pesos, representing 13.1% real growth over levels obtained in 2001. The increase in comparable units, that is, all those in operation over a year, was 3.7% in real terms, versus the previous year.
- It should be noted that comparable unit sales increases surpassed the growth rate for the nation's Gross Domestic Product (GDP).
- Operating expenses, measured as a percentage of sales, represented 14.4%, the lowest level achieved in the history of our company.

[1] *Note: All data contained in this report is in constant pesos of purchasing power as of December 31, 2002.*

- Growth in sales, combined with low operating expenses, produced an operating income of $6,315 million pesos, 6.0% of sales and 17% more in real terms, as compared to the previous year.
- EBITDA grew 16% over the year before, amounting to $8,322 million pesos.

Thanks to our capacity to generate cash and the continuous reinvestment of our earnings, we are ever able to finance our growth with our own resources. At the end of the fiscal year, our cash position was $9,768 million pesos, despite having paid a dividend of $250 million pesos in April, and having invested $5,727 million pesos in fixed assets and repurchased shares during the year.

Wal-Mart Stores, Inc., is the majority shareholder of Wal-Mart de Mexico S.A. de C.V., with 62% of representative shares in Capital Stock.

WALMEX in the market

Wal-Mart Mexico (WALMEX) has been listed in the Mexican Stock Exchange since 1977, and is one of the companies with the highest marketability and market value.

As of December 31, 2002, its market value was $103,444 million pesos, represented by 4,462 million shares outstanding.

Its ticker symbol is WALMEX.

Top companies in the Mexican Stock Exchange[2]

			Millions of pesos		
		Ticker Symbol	*Capitalization Value*	*Sales 2002*	*Employees*
1.	Telefonos de Mexico	TELMEX	$ 212,770	$ 112,860	63,775
2.	**Wal-Mart de Mexico**	**WALMEX**	**103,444**	**105,806**	**92,708**
3.	America Movil	AMX	96,601	57,461	18,472
4.	Grupo Modelo	GMODELO	82,465	36,243	48,474
5.	Grupo Financiero BBVA Bancomer	GFBB	73,378	48,881	25,704
6.	CEMEX	CEMEX	70,273	67,917	25,694
7.	Grupo Televisa	TLEVISA	43,930	21,559	12,550
8.	Carso Global Telecom	TELECOM	42,971	112,860	n/a
9.	Fomento Economico Mexicano	FEMSA	39,795	52,941	41,656
10.	Kimberly Clark de Mexico	KIMBERA	$ 28,786	$ 16,096	7,880

b) Risk Factors

Wal-Mart Mexico is exposed to factors that affect the purchasing power and/or consumer habits of the population. These factors can be economic, political or social, and among the most important are the following:

- **Employment and Wages.** An improvement in employment rates and the recovery noted in real wages during recent years have helped to increase sales for the company. If economic activity rates were to drop, these variables, especially that of employment, would be affected, thereby impacting sales figures.
- **Interest rates, exchange rates and inflation.** Historically Wal-Mart Mexico has generated surplus cash, enabling it to create financial income. A drop in interest rates could cause a reduction in said income, thus affecting the growth in earnings. Nevertheless, the Company feels that a drop in interest rates has a positive effect in the medium and long terms because it serves to improve the purchasing power of the population. On the other hand, chaotic fluctuation in exchange rates could have an impact on inflation forecasts and reduce consumer purchasing power, which in turn would have an adverse effect on Com-

[2] *Source: Mexican Stock Exchange (MSE). Figures as of December 31, 2002.*

pany sales figures. It should be noted that the Company has no liabilities with cost, in either domestic or foreign currency.

- **Growth rate recovery for the US economy.** Ever since the signing of the North American Free Trade Agreement, economic cycles for Mexico and the United States tend to converge. Given the importance of the Mexican export sector for our economy, a slowdown in the US economy would have a considerable impact on investments and the creation of jobs in our country.

Series "C" shares comprise 12% of the WALMEX stock structure, and they are freely subscribed common and non-voting stock. Shareholders who possess said stock may have a voice only regarding those matters brought before the Shareholders' General Assembly as per company bylaws.

c) Other Securities

The Company maintains an ADR sponsored program on series "V", at a ratio of 10:1, traded under the WMMVY ticker symbol. The depository bank is J.P. Morgan Chase Bank.

d) Public Documents

This document may be found at the Mexican Stock Exchange website.

Moreover, the following documents are available to the Investor Public at Large, through the Mexican Stock Exchange.

- Monthly sales report
- Quarterly report on results: Consolidated Financial Statements
- Annual Report

Investor Relations:

Federico Casillas (mfcasil@wal-mart.com)
Mariana Rodriguez (mm9rodr@wal-mart.com)
Telephone: (52-55) 52-83 01-00 ext. 8289
Website: www.walmartmexico.com.mx

2) The Company

a) Issuer Background and Development

1958 The first Aurrera store was opened to the public in Mexico City.

1960 Superama begins operations.

1964 Vips begins operations.

1970 Suburbia and Bodega Aurrera initiate operations.

1977 Company shares were first traded in the Mexican Stock Exchange.

1986 The company changes its name to Cifra S.A de C.V. (Cifra).

1991 A joint venture agreement is signed with Wal-Mart Stores, Inc. (50%-50%) to open Sam's Club in Mexico. The first Sam's Club opened its doors in December of the same year.

1992 Joining the agreement are the new Aurrera, Bodega Aurrera and Superama units, in addition to the Wal-Mart Supercenters.

With this purpose in mind, two companies are created: Cifra-Mart and WMHCM, of which Cifra owns 50% and Wal-Mart Stores, Inc., the other 50%.

Cifra keeps 100% of its units open prior to May 1992.

1993 Wal-Mart Supercenter initiates operations.

1994 The new Suburbia and Vips units are incorporated into the agreement.

1997 The joint venture companies merge into Cifra. Wal-Mart Stores makes a public tender offer in the Mexican Stock Exchange acquiring control of the Company.

Cifra remains a public company that operates all the businesses in Mexico (Sam's Club, Bodega Aurrera, Wal-Mart Supercenter, Aurrera, Superama, Suburbia and Vips).

2000 The General Shareholders' Meeting approves the change in name from Cifra S.A. de C.V., to Wal-Mart de Mexico S.A. de C.V. Its ticker symbol is WALMEX.

2001 All Aurrera stores are converted to either Wal-Mart Supercenter or Bodega.

Investment in fixed assets

	2002	*2001*	*2000*
Openings *(number of units)*	50	61	38
Investment *(millions of pesos)*	$ 5,044	$ 4,473	$ 3,376

In 2002, we opened 50 units, thus increasing self-service installed capacity by 11%, and restaurant seats by 8%. We started operations in five new localities throughout the year: three Bodega stores were opened in Tlaxcala, Tlaxcala; Tula, Hidalgo; and Tulancingo, Hidalgo; a Wal-Mart Supercenter in Matamoros, Tamaulipas; and another one, along with a Sam's Club, in Ciudad Victoria, Tamaulipas, thereby giving us a presence in 55 cities nationwide.

In terms of openings, 2001 was a landmark year for the Company, with the opening of 61 operating units, representing a 13% increase in self-service installed capacity and 12% regarding restaurant seating.

b) Business Description

i) Main Activity

As of December 31, 2002, Wal-Mart de Mexico, S.A. de C.V., operates 595 units, meeting the needs of the population with our six different business formats. The common characteristic for all of them is the sell-thru of large volumes of merchandise, thus generating economies of scale.

SAM'S CLUB	Membership wholesale outlets targeting businesses and consumers buying large volumes. Food accounts for 48% of total sales. 50 units 439,583 square meters of sales area 64 million customers served $ 31,499 million pesos in sales
BODEGA	Austere discount stores offering a limited assortment of basic merchandise, food and housewares. Food accounts for 48% of sales. 116 units 577,002 square meters of sales area 183 million customers served $ 29,659 million pesos in sales
WAL*MART	Supercenters providing the widest merchandise assortment, from groceries and fresh to apparel and general merchandise. Food accounts for 45% of sales. 75 units 676,196 square meters of sales area 153 million customers served $ 28,169 million pesos in sales
Superama	Supermarkets located in residential areas of Mexico City and its surroundings, with focus on quality and convenience. Food accounts for 70% of sales. 44 units 70,607 square meters of sales area 54 million customers served $ 6,842 million pesos in sales
Suburbia	Apparel stores aimed at middle-income families with a special focus on fashion, quality and price. 50 units 254,169 square meters of sales area 15 million customers served $ 5,845 million pesos in sales
Vips El Portón Ragazzi	Restaurant chains known for their service, quality, price and location. This division includes Vips, El Porton, which offers Mexican food, and Ragazzi Italian-style restaurants. 260 units 57,368 seats 79 million customers served $ 3,792 million pesos in sales

The company is present in 55 cities throughout the country.


NORTH
NORTHWEST
NORTHEAST
SOUTHEAST
CENTER
METROPOLITAN AREA
SOUTHWEST

Presence by geographical region

	Sam's Club	*Bodega*	*Wal-Mart Supercenter*	*Superama*	*Suburbia*	*Vips*	***Total***
Mexico City	9	57	25	40	30	145	**306**
Center	14	42	20	4	13	56	**149**
Northeast	6	5	7	–	3	19	**40**
Southeast	5	2	7	–	3	16	**33**
North	6	3	7	–	1	10	**27**
Northwest	7	–	8	–	–	7	**22**
Southwest	3	7	1	–	–	7	**18**
Total	**50**	**116**	**75**	**44**	**50**	**260**	**595**

Cyclical performance

In overall terms, the consumption of goods and services by the population increases significantly during the last few months of each year as a result of the holiday season.

Every Day Low Prices

Our permanent Every Day Low Prices philosophy has proven to be a successful formula, and its effects are continuously reflected in the company results. The increase in the number of customers served in comparable units is clear proof of the acceptance of this strategy, and we are therefore further committed each day to maintain the trust bestowed upon us by the 548 million customers that visited our units during the year.

Through Every Day Low Prices our customers receive tangible benefits –they do not have to wait for a specific date to get a low price; they know the real cost of the products they purchase; and in their final ticket, they pay less.

We continuously reinvest our earnings, seeking new ways to improve our efficiency in operation so we can give our customers, through low prices, the savings we are able to generate. This allows us to convert "Every Day Low Prices" into a continuous process in which we constantly set up rollback programs for various items, for minimum time periods of 90 days. In many cases, the rolled-back price becomes the new low price.

In this manner, with our campaign to "Work even harder to lower prices even more", prices were reduced for thousands of products in our Wal-Mart Supercenter, Bodega and Superama stores. The benefit for our customers was very clear and immediate –they obtained additional savings of $ 525 million pesos.

We should also note the contribution Every Day Low Prices has made towards diminishing inflation in our country, not just because of price reductions generated in our stores, but also because of the healthy competition that it promotes, in benefit of the consumer. This takes on added importance in those cities where we open stores for the first time, with the same assortment of products and prices offered in Mexico City.

Suppliers

The company works with over 6,000 suppliers in order to obtain approximately 120,000 different products.

Suppliers are classified by the product lines they offer, as follows:

- Soft Lines.
- Hard Lines.
- Grocery.
- Fresh.

Leadership

Our leadership is based on:

- Being a company that believes in equal opportunities and whose work activities are founded on four basic beliefs:
  - Integrity always.
  - Respect for the individual, fostering teamwork and an open-door policy.
  - Customer service, always with a sense of urgency.
  - The strive for excellence, reflected in the spirit of competition and the conviction that everything is open to improvement.
- A multi-format business strategy that acknowledges differing needs among our customers and which allows us to efficiently leverage the opportunities the country has to offer.
- Investment in state-of-the-art technology, which allows for the best assortment at the lowest possible price.
- A professional, creative and highly motivated team.
- Sound financial standing.
- An organizational culture focussed on productivity and permanently reducing prices.
- The developing of innovative and aggressive commercial strategies that seek to maximize our customers' purchasing power. *Every Day Low Prices* is a clear example of these types of strategies.

Walmex and the community

Wal-Mart de Mexico is a company that believes in community support.

The Mexican Center for Philanthropy bestows the award of "Socially Responsible Company" to those companies that distinguish themselves for their community ties and, in general, for the quality of life offered to all directly or indirectly related to them. This is the second consecutive year in which Wal-Mart de Mexico is so recognized.

Wal-Mart de Mexico is the largest private-sector employer in Mexico, and it should be noted that almost half of our current 92 thousand jobs have been created since 1997.

Among other examples of our commitment to society, we can state the following:

- We are one of the principal donors of fresh products for the country's Food Banks, benefiting 650 charity institutions and 1,380 rural communities. During 2002, there were 400 thousands people who directly benefited from the donations made by Wal-Mart de Mexico.
- In addition, we have made in-kind donations to more than 2,200 institutions. Among these donations, we can mention computers that will help in the modernization of several public schools located in low-income areas throughout Mexico.
- Joined in these efforts by the solidarity displayed by our customers and associates, different drives in support of disaster areas and communities affected by natural phenomena collected and donated 200 tons of merchandise and 16 thousand clothing items.
- Our "Give a Smile Away" program benefited 80 thousand children and senior citizens this year.

Corporate governance

We in Wal-Mart de Mexico know that corporate governance practices are paramount to improved performance in companies. In keeping with global trends of adopting best practices for corporate governance, we have incorporated said practices into our policies before legislation imposed general enforcement.

Board of Directors:	4 of the 9 Walmex directors are independent
Audit Committee:	Mostly comprised of independent directors. Selects and establishes fees for external auditors.
Code of Ethics	Open-door policy. Supplier relations. Accounting and computer standards. Information disclosure. Non-discrimination. Use of property, facilities and company assets. Conflict of interests. Gifts and gratuities. Privileged information. Health, safety and environment. Equal employment opportunities. Conflicts of interest on the job. Harassment and inappropriate behavior Hiring of family members.
Our external auditors do not perform consultancy services.	

Financial transparency and prudence

Balance Sheet

As can be seen in our Financial Statements, our financial position is sound. We are debt-free and have a strong cash position. What is more, we have the capacity to generate sufficient cash flow to finance growth with our own resources.

Our company has always been known for its conservative approach to its finance.

Assets	• Cash: Short term investments in the money market. There are no derivatives nor investments in the stock market. • Inventories: Merchandise to be sold in our stores. • Other assets: This includes VAT and other taxes receivable, as well as prepayments for rent, advertising, etc. • Fixed assets: Land, buildings and equipment for our stores.
Liabilities	• Suppliers: Accounts payable regarding merchandise for sale at our stores. • Other liabilities: Usually includes deferred taxes pursuant to Generally Accepted Accounting Principles.
Shareholders' equity	• Our policy of continuous reinvestment of our earnings as well as our unchanging focus on our business have allowed us to achieve important levels of capitalization.

Consolidated Balance Sheet
(Millions of Pesos)


ASSETS
LIABILITIES AND SHAREHOLDERS' EQUITY
Cash
9,768
Inventories
10,774
Other Assets
2,303
Fixed assets
36,872
13,883
Suppliers
7,933
Other Liabilities
37,901
Shareholders' Equity
TOTAL $59,717

ii) Distribution Channels

During 2002 we continued investing heavily in logistics and centralized distribution. A new distribution center measuring 75,000 m^2 was opened in Guadalajara, handling dry goods for the self-service formats.

Investments in distribution and systems made on a long-term basis have offered great benefits in terms of efficiency levels, not just for our company, but also for our suppliers as they have allowed them to generate additional cost reductions, such as:

- Suppliers no longer have to deliver their products to each store.
- Handling and shrinkage costs are reduced.
- By sharing information with our suppliers, negotiations regarding price and volume for their products become transparent.

Additionally, by operating under Every Day Low Prices and eliminating promotions and discounts, demand forecasting for products becomes easier and suppliers can better plan their production requirements and reduce costs.

All theses efforts have the purpose of passing the benefits on to the consumer in the way of lower prices.

As of December 2002, there are 10 Distribution Centers in operation, with an installed capacity of 510,000 square meters.

Distribution Centers



City	*Name*	*Service*
Mexico	Cuautitlan (2) Cabeza de Juarez La Naranja San Martin Obispo Comisariato	Dry Goods and Meat Plant Produce Apparel Distribution, Suburbia Dry Goods Distribution, Vips
Monterrey	Dry Sam's Fresh	Dry Goods for Sam's Produce
Guadalajara	Fresh Dry	Produce Dry Goods

iii) Patents, Permits, Brands and other Contracts

All commercial brands for the different business formats, as well as the products bearing the private labels, are registered trademarks.

iv) Principal Customers

Our principal customer is the public in general.

Mexico is a country with large diversity, differing demographics, preferences and socioeconomic levels. Our multi-format strategy allows us sufficient flexibility to efficiently meet the needs of the different population sectors. Throughout 2002 we served 548 million customers.

v) Applicable Legislation and Tax Situation

Wal-Mart de Mexico, S.A de C.V is a legally established corporation under Mexican law.

vi) Human Resources

Our continued growth rate and our financial soundness enable us to fulfill our fundamental social commitment of creating well-paid jobs. Throughout 2002 we generated 8,101 job positions and over 35,000 during the last five years. Our headcount is 92,708 associates, 48% of whom are women.

Company employees are divided by age according to the following table:

Age classifications of associates				
	18 to 24	*25 to 34*	*35 and older*	***Total***
Associates	31,334	39,469	21,905	**92,708**
Percentage	34%	42%	24%	**100%**

As of December 31, 2002, the company maintains an independent relationship per each unit, with 40 labor unions in the different regions of the country, essentially regarding the Mexican Labor Confederation and the Revolutionary Agricultural Confederation for 70% of the employees. The remaining 30% are non-union. The Company maintains a positive relationship with the aforementioned unions, and therefore to date there have been no conflicts with any of them.

vii) Environmental Performance

Aware of the need to contribute, through economic progress, to the quality of life and the environmental protection, several store-level programs have been adopted regarding the use of environmentally friendly construction materials, water conservation and the efficient use of energy. As a result of these programs and the ensuing investments, we have been classified as a green company concerning gas emissions; we have reduced our water consumption in our stores and we earned first place in the National Electric Energy Savings Awards.

viii) Market Information

Wal-Mart de Mexico is a publicly traded retail company that operates nationally.

The market in which Wal-Mart Mexico competes is comprised by: members of the National Retail Association (ANTAD), traditional establishments and those operated by public agencies such as ISSSTE, UNAM, etc.

As of April 2003, ANTAD membership includes 100 retail chains, of which 47 are self-service stores, 18 are department stores and 35 are specialized stores. It involves an installed capacity of 7.9 million square meters, and in 2002 posted sales came to $243,000 million pesos.[3]

Nevertheless, a large part of the population in our country customarily shops in traditional establishments as well, such as markets, open-air markets, grocery stores and mom-and-pop businesses, or through use of the informal sector of the economy. Both maintain a high market share because they are able to supply communities that, due to mere numbers, cannot access other establishments.

The investments conducted by Wal-Mart Mexico regarding growth, systems, logistics and distribution are meant to increase and modernize the installed capacity and distribution. This in turn will lead to more efficient operations, reduced costs and to serving our customers better with each passing day. All this affords Wal-Mart de Mexico competitive advantages in keeping its position within the industry.

[3] *Source: ANTAD.*

FILE N°
82-4609

ix) *Corporate Structure*

Wal-Mart de Mexico, S.A. de C.V. is a Mexican corporation that trades in the Mexican Stock Exchange and whose majority shareholder is Wal-Mart Stores, Inc., holding 62% of the shares. The remaining 38% are held by the market.

As of December 31, 2002, the company market value was $ 103,444 million pesos.


WAL★MART
Stores, Inc.
MEXICAN
STOCK
EXCHANGE
62 %
38 %
WALMEX
SELF-SERVICE
APPAREL
RESTAURANTS

Wal-Mart Mexico has a 99% equity interest in the following groups of companies:

Group	*Line of Business*
Nueva Wal-Mart	Operation of 50 (46 in 2001) Sam's Club membership self-service wholesale stores; 116 (105 in 2001) discount stores; 75 (62 in 2001) Wal-Mart Supercenter hypermarkets with apparel, general merchandise and supermarket departments; and 44 Superama supermarkets, during both years.
Suburbia	Operation of 50 (51 in 2001) Suburbia stores with apparel and accessories for the entire family.
Vips	Operation of 208 (195 in 2001) Vips restaurants serving international cuisine; 45 (40 in 2001) El Porton restaurants serving Mexican food; and 7 restaurants specializing in Italian food during both years.
Real Estate	Real estate developments and management of real estate companies.
Corporate companies	Providing of professional services to companies in the Group.

Wal-Mart Stores, Inc.

Wal-Mart Stores, Inc., is the majority shareholder for Wal-Mart de Mexico. As of January 31, 2003, Wal-Mart Stores operated 4,688 retail units throughout the world, of which 3,400 are in the United States, 11 in Argentina, 22 in Brazil, 213 in Canada, 26 in China, 94 in Germany, 15 in Korea, 597[4] in Mexico, 52 in Puerto Rico and 258 in the United Kingdom. In addition, it owns a 34% share of Capital Stock in Seiyu, Ltd., and has the option to buy up to 66.7% within a five-year period. Seiyu operates over 400 units in Japan.

[4] *Includes 2 Bodega Aurrera stores opened between December 31, 2002 and January 31, 2003.*

Sales for Wal-Mart Stores, Inc. during the last fiscal period amounted to $ 245,000 million dollars, accounting for 12% growth over previous year levels. Over a million associates are employed in the United States and more than 300,000 throughout the rest of the world.

It trades in the *New York and Pacific Stock exchanges*, under the ticker symbol of WMT.

x) Description of Main Assets

As of December 31, 2002, Company assets represented primarily by its cash position ($9,768 million pesos), days on hand ($10,774 million pesos) and fixed assets such as real estate, stores, restaurants, distribution centers, fixtures and equipment ($36,872 million pesos).

The majority of the units are company owned, although there are some that are leased.

The fixed assets are described as follows:

Description by business format

Format	*Description*	*Units*	*Sales area (square meters)*
Sam's Club	Membership wholesale outlets targeting businesses and consumers buying large volumes.	50	439,583
Bodega	Austere discount stores offering a limited assortment of basic merchandise, food and housewares.	116	577,002
Wal-Mart Supercenter	Supercenters providing the widest merchandise assortment, from groceries and fresh to apparel and general merchandise.	75	676,196
Superama	Supermarkets located in residential areas of Mexico City and the surrounding areas, with focus on quality and convenience.	44	70,607
Suburbia	Apparel stores aiming at middle income families with a special focus on fashion, quality and price.	50	254,169
Vips	Restaurant chains known for their service, quality, price and location. This division includes Vips, El Porton that offers Mexican food, and Ragazzi Italian-style restaurants.	260	57,368[5]

In addition, the company has 10 distribution centers with an installed capacity of 510 thousand square meters, as shown in section *ii. Distribution Channels* of this report.

Growth Plan

Mexico is a country offering considerable growth opportunities as it has over 100 million inhabitants, of which 50% are below the age of 21, and 33% under 14 years of age.

The market consists of a variety of segments with differing characteristics. Wal-Mart Mexico is well positioned and has grown at a greater pace than the rest of the market because it has met the needs of these segments with each of its business formats and by consistently offering value to its customers.

[5] *Number of seats.*

Real Sales Growth vs. Economic Growth


%
16
12
8
4
0
-4
Launch of Every Day Low Prices in all business formats
1998
1999
2000
2001
2002
1T 2003
Walmex Total Units
Walmex Comp Units
GDP Retail*
* w/o Restaurants and Hotels

We will continue investing in growth and productivity. The growth plan for the next 18 months considers the opening of 61 operating units, representing an increase of 241,128 square meters in installed capacity for self-service and Suburbia, and 3,443 in restaurant seats. This implies 12% growth in installed capacity for Wal-Mart Mexico.

Expansion Plan 2003[6]	
Business Format	*Openings*
Sam's Club	5
Bodega	23
Supercenter	9
Superama	8
Suburbia	1
Restaurants	15
Total	**61**

A distribution center for dry goods measuring 140,000 square meters will be opened in Monterrey in 2003. The following year, a distribution center for fresh measuring 199,000 square meters will be opened.

Our growth will be sustained, among other factors, with the savings we pass on to our customers. For 2003, our commitment is to generate $1,000 million pesos in additional savings for our customers through roll-back programs.

By investing in information systems, we will have a clearer idea of how to better meet individual customer needs through the "store of the community" concept.

xi) Legal, Administrative or Arbitration Cases

Currently there are no cases of this type that could substantially affect the operation of the corporation.

6 *18 months.*

xii) Representative Shares of Capital Stock

As of December 31, 2002, 2001, and 2000, nominal capital stock was as follows:

Capital Stock			
	2002	*2001*	*2000*
Fixed	$ 525,000	$ 525,000	$ 525,000
Variable	5,076,675	3,978,553	4,008,971
Total	**$ 5,601,675**	**$ 4,503,553**	**$ 4,533,971**

Capital stock is registered and no-par value, broken down as follows:

Stock Structure			
	Number of shares		
Series	*2002*	*2001*	*2000*
Series "V"	3,909,124,724	3,909,124,724	3,909,124,724
Free subscription, with voting rights			
Series "C"	552,779,121	534,733,374	564,748,374
Free subscription, without voting rights			
Total number of shares	**4,461,903,845**	**4,443,858,098**	**4,473,873,098**

In the periods comprising 2002, 2001 and 2000, the Company repurchased its own series "C" shares, resulting in the following reduction in capital stock:

Shares repurchased			
	2002	*2001*	*2000*
Number of shares	30,851,200	30,015,000	62,000,000
Theoretical historical value (millions of pesos)	$ 38,732	$ 30,418	$ 62,833
Theoretical restated value (millions of pesos)	$ 39,210	$ 32,833	$ 72,791

The difference between the theoretical restated value and the repurchase cost of the shares acquired was applied to the previously established reserve for the repurchase of shares.

xiii) Dividends

During the Regular Shareholders' Meeting held on February 27, 2002, the company declared its intentions to pay dividends on a yearly basis. The amount would depend on economic and market conditions as well as growth opportunities.

In keeping with this, WALMEX decreed a dividend payment in 2002, payable in stock or in cash, to be decided by each shareholder. The cash payment amounted to $0.31 pesos per share and sock payments were 1 series "C" for every 75 outstanding shares of any of the series held by the shareholder.

- 82.5% of all shareholders requested payment in-kind, resulting in the issuing of 48.9 million shares of series "C" stock.
- The remaining 17.5% of our shareholders requested their dividend payment in cash, thus amounting to a total of $250 million pesos.

On February 27, 2001, and agreement was reached to distribute a dividend of $0.45 nominal pesos for each representative share of corporate capital stock, regardless of the series. The amount paid in dividends in 2001 amounted to $2,187,950 pesos.

In 2000 there were no dividends paid.

FILE N°
82-4609

3) Financial Information

a) Selected Financial Information

	2002	2001	2000	1999	1998
GDP *(Annual growth, %)*	0.9	-0.3	6.6	3.7	4.9
Inflation *(Annual, %)*	5.7	4.4	9.0	12.3	18.6
Devaluation *(Annual, %)*	13.3	-4.8	1.3	-3.9	22.5
Exchange rate *(End of the year, pesos per dollar)*	10.38	9.16	9.62	9.50	9.88
Interest rate *(28-dayCetes, yearly average, %)*	7.08	11.36	15.25	21.47	24.76
RESULTS[7]					
Net Sales	105,806	93,587	81,601	73,076	69,517
Growth vs. previous year	*13%*	*15%*	*12%*	*5%*	*11%*
Gross Profit	21,554	19,035	16,350	14,541	13,593
Profit margin	*20.4%*	*20.3%*	*20.0%*	*19.9%*	*19.6%*
Operating Expenses	15,239	13,628	12,029	10,867	11,000
As percentage of sales	*14.4%*	*14.6%*	*14.7%*	*14.9%*	*15.8%*
Operating Income	6,315	5,407	4,321	3,674	2,593
As percentage of sales	*6.0%*	*5.8%*	*5.3%*	*5.0%*	*3.7%*
Growth vs. previous year	*17%*	*25%*	*18%*	*42%*	*7%*
EBITDA	8,322	7,194	6,040	5,295	4,078
As percentage of sales	*7.9%*	*7.7%*	*7.4%*	*7.2%*	*5.9%*
Comprehensive Financial Income	943	1,333	1,518	1,654	2,204
Income Before Tax	7,119	6,535	5,680	5,447	4,841
Income Tax and Employee´s Profit Sharing	2,176	2,102	1,745	1,216	1,387
Income Before Extraordinary Items	4,943	4,433	3,935	4,231	3,454
Growth vs. previous year	*12%*	*13%*	*-7%*	*22%*	*2%*
Net Income	4,943	4,433	3,935	4,268	3,756
Growth vs. previous year	*12%*	*13%*	*-8%*	*14%*	*-36%*
Cash Generated	**9,036**	**8,373**	**7,495**	**7,000**	**6,028**
FINANCIAL POSITION[7]					
Cash	9,768	9,935	13,238	11,184	10,187
Inventories	10,774	9,318	8,671	8,395	7,076
Other Assets	2,303	2,005	1,546	1,445	1,096
Fixed Assets	36,872	33,994	31,393	30,015	29,617
Total Assets	**59,717**	**55,252**	**54,848**	**51,039**	**47,976**
Suppliers	13,883	13,000	13,732	12,328	10,447
Other Liabilities	7,933	7,531	7,188	1,601	1,800
Shareholder Equity	37,901	34,721	33,928	37,110	35,729
Total Liabilities and Shareholder Equity	**59,717**	**55,252**	**54,848**	**51,039**	**47,976**
OTHER INFORMATION AT THE END OF THE YEAR					
Number of Units	595	550	496	458	414
Number of Associates	92,708	84,607	74,790	70,700	61,145
Outstanding Shares (Millions)	4,462	4,444	4,474	4,536	4,656

[7] *Millions of pesos in constant purchasing power in December 2002.*

b) Financial Information by Line of Business or Geographical Region

As of December 31, 2002, the company had a total of 595 operating units, representing 2,017,557 square meters of sales floor and 57,368 restaurant seats.

Sales during the last three periods are broken down by business format as follows:

Share in sales by business format			
	2002	*2001*	*2000*
Sam's Club	29.8%	29.1%	28.6 %
Bodega Aurrera	28.0%	26.3%	22.9 %
Wal-Mart	26.6%	27.5%	16.4 %
Aurrera[8]	--	--	13.8 %
Superama	6.5%	6.7%	7.1 %
Suburbia	5.5%	6.5%	7.1 %
Vips	3.6%	3.9%	4.2 %
Total Sales *(millions of pesos)*	**$ 105,806**	**$ 93,587**	**$ 81,601**

The geographical breakdown of the business units for Wal-Mart Mexico during the last three years is as follows:

Breakdown of units by geographical region			
	2002	*2001*	*2000*
Metropolitan area	51.4%	54.2%	57.5%
Center	25.1%	23.1%	22.8%
Northeast	6.7%	5.6%	5.4%
North	4.5%	4.5%	3.4%
Northwest	3.7%	3.6%	3.2%
Southeast	5.5%	5.6%	5.0%
Southwest	3.0%	3.3%	2.6%
Total Units	**595**	**550**	**496**

8 In 2001, Aurrera stores underwent conversion; 24 became Wal-Mart Supercenters and 10 became Bodega Aurrera stores.

As of December 31, 2002, the installed capacity for the company by geographical region is as follows:

Breakdown of units by geographical region and by business format			
	Units	*Self-service + Suburbia*	*Vips*
Metropolitan area	306	38.7%	54.6%
Center	149	29.9%	21.5%
Northeast	40	8.1%	7.5%
North	27	7.1%	4.0%
Northwest	22	6.7%	3.0%
Southeast	33	6.2%	6.4%
Southwest	18	3.3%	3.0%
Total	**595**	**2,017,557** *Square Meters*	**57,368** *Restaurant Seats*

c) Comments and Management Analysis of the Operating Results and Issuer Financial Situation

As almost never before in history, 2002 demanded that companies analyze themselves and unwaveringly define their paramount guiding values for daily operations. For many companies this exercise meant the difference between having a promising future, or witnessing their eventual demise.

Wal-Mart Mexico has continuously addressed this matter since the founding of our company –the customers are the primary reason for our existence and the purpose for the day-to-day efforts of the more than ninety thousand associates who are part of this company. It is precisely they, with their confidence in us, who make personal and institutional growth and development possible for each and every one of us. It is with this firmness of convictions that I am able to proudly inform you that this year was, once again, a year of record results.

During the fiscal year 2002, internal and external factors affected Mexico's economic environment, limiting its GDP growth to approximately 1%. Under these difficult conditions, our 13.1% sales increase in real terms over the previous year, after adjusting for inflation, is worth noting, as well as the growth for comparable units (those stores and restaurants with a minimum of one year in operation), which was 3.7%, also in real terms. As a result, total sales amounted to $105,806 million pesos, a new historical high for our company. We also served 548 million people in our stores and restaurants –over five times our national population; this figure is 13% more than the customers who visited our stores during 2001.

It is essential to have a clear and consistent value proposition throughout time in order to attract and maintain the growing number of customers each year. In our case, it is represented by our philosophy of "Every Day Low Prices" and our commitment to "work even harder to lower prices even more". During this year, further price reductions for a variety of products, for a minimum period of 90 days, represented $ 525 million pesos in additional savings for our customers, and this effort will continue permanently.

In order to offer every day low prices, we must operate with every day low costs, and once again the dedication of our associates allowed us to make considerable progress in our productivity levels. Our growth in sales per employee and in sales per square meter of sales floor was 1.6% and 0.4%, respectively, versus last year. On the other hand, operating expenses were 14.4% of sales, thus representing the lowest percentages reported in the history of the company. The pursuit, and accomplishment, of efficiency is not an end to itself, but rather part of the commitment to our customers to offer low prices. That is why we actively pass on to them all the savings we achieve through our own efficiency and that of our suppliers, as well as through the use of economies of scale.

A major part of our operations during the last five years, and that has become key to our proficiency levels, is our activity concerning logistics and distribution. During 2002, we continued making progress in this field,

and proof of this is the opening of a new 75,000 sq.mt. distribution center in Guadalajara, which handles dry goods for all our self-service formats. The benefit derived from our distribution efficiency and capability is not limited to lower costs, but also contributes towards enhancing the quality of life for our customers. It enables us to offer the same basic assortment found in stores in Mexico City to those opened anywhere throughout the country, and at the same low price. The effect this has on merchandise supply and prices is especially important in those cities where we have opened our first store, four of them during this year and 24 since 1998.

When we say our customers are our top priority, the confidence we must earn on a daily basis becomes of paramount importance. That same confidence must rule our relations with:

- Our **suppliers,** who manage to generate additional cost reductions through our centralized distribution system and who expect transparency in the price and volume negotiations for their products. We honor that commitment by openly sharing with them all the information our system offers on the sale of each of their products in each and every one of our stores. As a result, we create win-win relationships based on trust and a long-term vision, since both parties are able to have the same information available at the negotiation table. In addition, with this information we contribute towards greater efficiency in their production programs, thus enabling them to optimize inventories, reduce their costs and achieve continuous growth.
- Our **shareholders,** to whom our commitment is one of integrity, honesty, and financial prudence, always. A straightforward Balance Sheet, as well as the existence of an Audit Committee comprised by Independent Auditors, all serves to create certainty regarding our operations and the overall situation of our company. We shall continue in our efforts to supply detailed and timely regarding our business.
- Our 92,708 **associates**, who not only constitute our principal strength, but to whom we also have a very deep commitment. Each associate expects, and should find in Wal-Mart Mexico, a sound and competitive working environment that permits the maximum development of his/her personal and professional abilities under the guiding principle of absolute respect for the individual. Timely training and an honest wage are key to honoring this commitment; we have therefore invested 2.9 million man-hours this year in training our associates. In addition to this, our stakeholders' bonus program, tied to specific results for each operating unit, allows for a considerable boost in the associate's income, based on improved productivity.
- Last but not least, the country overall and each **community** or locality in particular, demand the presence of an honest and ethical corporate citizen, respectful of the environment and the law, and willing to work in conjunction with the local citizenry in favor of the common good. Our Code of Ethics governs our dealings with the community, and this year we received two awards that in addition to being an honor, increase our commitment level. Our company was declared first place in the National Electricity Savings Awards and, for the second consecutive year, was acknowledged as a Socially Responsible Company.

  Another very concrete way in which we honor that social commitment is through our own growth. With it we have been able to generate new jobs –eight thousand this year and more than 35 thousand over the last five years- and offer our products and prices to increasingly more Mexican consumers. Throughout this year we increased our sales floor 11% and the number of restaurant seats grew by 8% with the opening of 50 new units, with an investment of $5,044 million pesos in fixed assets. Our expansion program for the following 18 months considers the opening of 61 new stores and restaurants, with an estimated investment of $ 6,400 million pesos. As of December 31, 2002, our cash position was $ 9,768 million pesos.

Our unchanging commitment to our customers and their well being has allowed us to achieve the best results in the history of our company. For the future, we reiterate our commitment to Mexico and its citizens, to our associates, our suppliers and our shareholders, and we thank them for their confidence in us.

FILE N°
82-4609

Important event reported via the MSE on March 13, 2003

The Company informed its shareholders and the general public that in keeping with its policy of providing its shareholders and the overall market greater and better information regarding its operations, and in its willingness to always be prudent in managing the business, as of the first quarter of 2003 the Company adopts Bulletin SAB-101 issued by the Securities and Exchange Commission (SEC). This fact **in no way has an impact on the Company's cash flow.**

Up until the 4th Quarter of 2002, and in keeping with Mexican GAAP, the Company has recognized membership income at its Sam's Club units only after receiving said income. As of the first quarter of 2003, being both proactive and conservative, the Company has decided to supplement the provisions set forth in Bulletin SAB-101 issued by the SEC and begin to recognize said income in a deferred manner for the 12 months that each membership is effective.

It should be noted that the change in recording procedure for membership income has no effect whatsoever on the cash flow for the Company. Total income is received as a lump sum upon the effective date for each membership.

Although this change in procedure will affect the comparing of results for 2003 vs. 2002, the change in results shall not be significant. As of Q1 2003, membership income from Sam's Club units will be presented as a separate item in the Income Statement. Said amount will be added to sales so as to have the total income for the Company. Up until Q4 2002, income membership was presented as part of operating expenses.

The following two tables compare annual WALMEX information for the last ten years (1993-2002), as has been presented to date (Table 1) and the same information but with the new procedure applied (Table 2). As can be noted, the operating income, EBITDA, income before taxes, and net income do not change with the use of the new procedure. Moreover, operating expenses, expressed as a percentage of sales, continue to be a record low for our Company.

Table 1: Information for 1998-2002 as presented to date[9]

	2002	*2001*	*2000*	*1999*	*1998*
NET SALES	105,806	93,587	81,601	73,076	69,517
Growth vs. previous year	*13%*	*15%*	*12%*	*5%*	*11%*
GROSS PROFIT	21,554	19,035	16,350	14,541	13,593
Profit margin	*20.4%*	*20.3%*	*20.0%*	*19.9%*	*19.6%*
OPERATING EXPENSES	15,239	13,628	12,029	10,867	11,000
Percentage of sales	*14.4%*	*14.6%*	*14.7%*	*14.9%*	*15.8%*
OPERATING INCOME	6,315	5,407	4,321	3,674	2,593
Percentage of sales	*6.0%*	*5.8%*	*5.3%*	*5.0%*	*3.7%*
Growth vs. previous year	*17%*	*25%*	*18%*	*42%*	*7%*
EBITDA	8,322	7,194	6,040	5,295	4,078
Percentage of sales	*7.9%*	*7.7%*	*7.4%*	*7.2%*	*5.9%*
COMPREHENSIVE FINANCIAL INCOME	943	1,333	1,518	1,654	2,204
INCOME BEFORE TAX	7,119	6,535	5,680	5,447	4,841
INCOME TAX & EMPLOYEE'S PROFIT SHARING	2,176	2,102	1,745	1,216	1,387
INCOME BEFORE EXTRAORDINARY ITEMS	4,943	4,433	3,935	4,231	3,454
Growth vs. previous year	*12%*	*13%*	*-7%*	*22%*	*2%*
NET INCOME	4,943	4,433	3,935	4,268	3,756
Growth vs. previous year	*12%*	*13%*	*-8%*	*14%*	*-36%*
CASH GENERATED	9,036	8,373	7,495	7,000	6,028

9 *Figures in millions of constant pesos as of December 31, 2002.*

Table 2: Information 1998-2002 Separating Membership Income [10]

	2002	*2001*	*2000*	*1999*	*1998*
NET SALES	105,806	93,587	81,601	73,076	69,517
Growth vs. previous year	*13%*	*15%*	*12%*	*5%*	*11%*
MEMBERSHIP INCOME	485	426	352	263	219
TOTAL INCOME	106,291	94,013	81,953	73,340	69,736
Growth vs. previous year	*13%*	*15%*	*12%*	*5%*	*11%*
GROSS PROFIT	22,039	19,461	16,702	14,804	13,812
Profit Margin	*20.7%*	*20.7%*	*20.4%*	*20.2%*	*19.8%*
OPERATING EXPENSES	15,724	14,054	12,381	11,130	11,219
Percentage of total earnings	*14.8%*	*14.9%*	*15.1%*	*15.2%*	*16.1%*
OPERATING INCOME	6,315	5,407	4,321	3,674	2,593
Percentage of total earnings	*5.9%*	*5.8%*	*5.3%*	*5.0%*	*3.7%*
Growth vs. previous year	*17%*	*25%*	*18%*	*42%*	*7%*
EBITDA	8,322	7,194	6,040	5,295	4,078
Percentage of total earnings	*7.8%*	*7.7%*	*7.4%*	*7.2%*	*5.8%*
COMPREHENSIVE FINANCIAL INCOME	943	1,333	1,518	1,654	2,204
INCOME BEFORE TAX	7,119	6,535	5,680	5,447	4,841
INCOME TAX & EMPLOYEE'S PROFIT SHARING	2,176	2,102	1,745	1,216	1,387
INCOME BEFORE EXTRAORDINARY ITEMS	4,943	4,433	3,935	4,231	3,454
Growth vs. previous year	12%	13%	-7%	22%	2%
NET INCOME	4,943	4,433	3,935	4,268	3,756
Growth vs. previous year	*12%*	*13%*	*-8%*	*14%*	*-36%*
CASH GENERATED	9,036	8,373	7,495	7,000	6,028

10 Figures in millions of constant pesos as of December 31, 2002.

4) Administration

a) External Auditors

Since 1998, the Consolidated Financial Statements for the company and subsidiaries as of December 31st for each year have been audited by Mancera, S.C., a member of Ernst & Young Global, a company with considerable national and international prestige. The Audit Committee for Wal-Mart de Mexico is charged with the responsibility of selecting the Outside Auditor for the company.

During the last three fiscal periods, the outside auditors have issued their opinion on the Financial Statements for the company, without any adverse comments.

The fees paid in 2002 for the Outside Auditor amounted to $8.5 million pesos for auditing and other services rendered.

b) Operations with Related Parties and Conflicts of Interest

It is company policy to avoid operations that could imply conflicts of interest and therefore no operations are conducted with Board Members or company officials.

Nonetheless, there are operations conducted with Wal-Mart Stores Inc., and other related parties. These consist of the purchasing of merchandise and the payment of services and royalties.

Accounts payable to suppliers and other accounts payable include the following balances owed related parties:

Accounts payable due to related parties as of December 31,			
	Thousands of Pesos		
	2002	*2001*	*2000*
Wal-Mart Stores, Inc.	$ 152,850	$ 138,094	$ 102,476
C.M.A. U.S.A., L.C.	748,153	592,684	558,303
Total	**$ 901,003**	**$ 730,778**	**$ 660,779**

During the fiscal periods that ended on December 31st, the following operations were conducted with related parties:

Operations with related parties, as of December 31,			
	Thousands of Pesos		
	2002	*2001*	*2000*
Payment of services and royalties	$ 588,091	$ 475,540	$ 377,077
Imported merchandise for sale	$ 3,631,967	$ 2,955,052	$ 2,165,126

c) Administration and Shareholders

The duties and powers of the Board of Directors are outlined in the Corporate Bylaws as can be seen in the following extract:

The Board of Directors is charged with the businesses pertaining to the Corporation and shall conduct the operations, proceedings and contracts related to the purpose of the Corporation, with the exception of those that by law or that these Bylaws reserve as the sole domain of the General Regular or Special Shareholder Assembly Meetings. Said Board shall represent the Corporation before all manner of administrative and judicial authorities, with general power of attorney for ownership and government procedures and for law-suits and collections, without any limitations, as pursuant to article two thousand five hundred and fifty-four under the Civil Code for Mexico City. Moreover, it is authorized to exercise those powers that by law require special clauses, including the following, among others:

- Perform actions strictly pertaining to ownership such as, sell, mortgage or in any other manner perform a transfer or lien, as well as lease or affect, corporate property.
- Accept money as a loan, pay guarantees, buy in installments and conduct credit operations without any limitations, including the signing and accepting of any manner of negotiable instruments and become a surety on behalf of the Corporation.
- Direct, manage and in general control corporation businesses and the administration of all its properties, overseeing compliance with all contracts and agreements that have been signed with the purpose of meeting corporate objectives.
- Prepare, approve and present to the examiner and shareholders the yearly financial information document as required by law, and present to the shareholders the resolutions deemed appropriate with regards to income, profits and losses.
- Suggest plans and standards to be followed by the Corporation, especially with regards to purchase, sale, leasing, liens, mortgages and transfers of all manner of properties, real estate, rights and concessions, franchises, the securing of loans, and all other major administrative proceedings and problems.
- Freely appoint and remove proxies and other corporate officials and employees, grant them powers and modify the same but always setting the limits outlined under Clause Seventeen, establish the emoluments and set the personal guaranty that should be paid to secure absolute compliance with obligations.
- Establish and close branch and agency offices for the company.
- With limits established under Clause Seventeen, wholly or partially delegate powers to any person, entity, group of persons, managers or any other official or proxy, as well as granting general or special powers, legal mandates or administrative proxy for any period of time, and delegate to any person, whether a member or not of the Board of Directors, the power to confer or revoke general and special powers, and to perform any other proceeding that should be completed.
- To issue and convert shares when it does not imply changes to the Capital Stock.
- The non-delegable power to resolve the purchasing of representative shares of Capital Stock, through the Mexican Stock Exchange, at current market price, chargeable to Capital Stock and, should the case arise, a reserve stemming from net earnings for the purchasing of own shares. In addition, its later placement among the investor community.
- All others conferred by national law and the Bylaws that are not reserved as the sole domain of the shareholders.

The Board of Directors consists of a minimum of five members and a maximum of twenty. All the Directors are appointed by shareholders having series "V" shares and each Director must have an alternate.

All minority shareholders having 10% of total outstanding shares, represented by voting shares, have the right to appoint a Director and the corresponding alternate, as well as an Examiner.

Once the Board of Directors is created, during the first meeting a Chairman and one or two Vice Chairman must be appointed from among the board members. A Secretary and a Treasurer must also be appointed, but these two do not necessarily have to be Board of Director members.

The Board of Directors will be assisted in their duties by two committees:

- The **Audit Committee** shall consist of a majority number of independent directors. Among other duties, this committee shall be charged with selecting the Outside Auditor for the Company, establish the fees for said auditor and ensure that the company has a suitable internal control system as well as compliance with all applicable accounting and legal provisions. Moreover, the committee must review all operations conducted by the company with the related parties.
- The **Executive Committee** shall consist of a majority number of independent directors. This committee is charged with strategic planning duties and with evaluating company executives and compensations for the same.

Board of Directors 2002

Chairman of the Board
Cesareo Fernandez
Board Member since 1989

Vice Chairman of the Board
Hector M. De Uriarte
Board Member since 1993

Directors	**Alternate Directors**
Eduardo Castro-Wright *Board Member since 2001*	Mercedes Aragones *Board Member since 1998*
Cesareo Fernandez *Board Member since 1989*	Craig R. Herkert[11] *Board Member since 2001*
Charles M. Holley[11] *Board Member since 1999*	Marc N. Rosen[11] *Board Member since 2001*
Rafael Matute *Board Member since 1998*	Mercedes Aragones *Board Member since 1998*
John B. Menzer[11] *Board Member since 2000*	Craig R. Herkert[11] *Board Member since 2001*
Thomas M. Schoewe[11] *Board Member since 2000*	R. Lee Stucky[11] *Board Member since 2000*
Eduardo Solorzano *Board Member since 2000*	Mercedes Aragones *Board Member since 1998*
Hector M. De Uriarte *Board Member since 1993*	R. Lee Stucky[11] *Board Member since 2000*
Ernesto Vega[11] *Board Member since 2001*	Marc N. Rosen[11] *Board Member since 2001*

Secretary
Enrique Ponzanelli

Examiner
Alberto Tiburcio

Alternate Examiner
Agustin Aguilar

Audit Committee
Charles M. Holley[11]
Hector M. De Uriarte
Ernesto Vega[11]

Executive Committee
Eduardo Castro-Wright
Cesareo Fernandez
Charles M. Holley[11]
John B. Menzer[11]
Thomas M. Schoewe[11]

[11] *Independent Directors.*

Principal Executives

Chairman of the Board of Directors

Cesareo Fernandez
59 years old and 37 years of experience in the Company

Chief Executive Officer

Eduardo Castro-Wright
47 years old and 2 years of experience in the Company

Vice-Presidents

Mercedes Aragones
Vice-President Public Relations. 58 years old and 13 years of experience in the Company

Miguel Baltazar
Vice-President Wal-Mart Supercenter. 50 years old and 27 years of experience in the Company

Alejandro Bustos
Vice-President Suburbia. 51 years old and 32 years of experience in the Company

Francisco Casado
Vice-President Centralized Negotiations, Food. 50 years old and 23 years of experience in the Company

David Dager
Vice-President Centralized Negotiations, General Merchandise and Apparel. 44 years old and 18 years of experience in the Company

Xavier Ezeta
Vice-President Superama. 36 years old and 15 years of experience in the Company

Jose Angel Gallegos
Executive Vice-President People Division. 52 years old and 23 years of experience in the Company

Joaquin Gonzalez
Vice-President Logistics and Distribution. 37 years old and 14 years of experience in the Company

Eduardo Juarez
Vice-President Internal Audit. 54 years old and 25 years of experience in the Company

Simona Visztova
Vice-President Sam's Club. 35 years old and 10 years of experience in the Company

Sergio Larraguivel
Vice-President Vips. 52 years old and 30 years of experience in the Company

Rafael Matute
Executive Vice-President and Chief Financial Officer. 42 years old and 16 years of experience in the Company

Scot Rank
Senior Vice-President Self Service. 42 years old and 3 years of experience in the Company

Xavier del Rio
Senior Vice-President Real Estate. 55 years old and 25 years of experience in the Company

Eduardo Solorzano
Executive Vice-President and Chief Operating Officer. 45 years old and 14 years of experience in the Company

Demetrio Ruiz
Vice-President Strategic Planning and Marketing. 42 years old and 1 year of experience in the Company

Jose Luis Torres
Vice-President Bodega Aurrera. 44 years old and 28 years of experience in the Company

Alberto Ebrard
Vice-President Specialty Divisions. 41 years old and 10 years of experience in the Company

Directors

Craig R. Herkert
Executive Vice-President and COO, Wal-Mart International. 3 years of experience in the Company

Charles M. Holley
Senior Vice-President and Comptroller, Wal-Mart Stores, Inc. 9 years of experience in the Company

John B. Menzer
Chief Executive Officer, Wal-Mart International. Executive Vice-President, Wal-Mart Stores, Inc. 8 years of experience in the Company

Marc N. Rosen
Vice-President Strategic Planning, Wal-Mart International. 3 years of experience in the Company

R. Lee Stucky
Senior Vice-President and CAO, Wal-Mart International. 22 years of experience in the Company

Examiner

Alberto Tiburcio
32 years of experience in Mancera, S.C., a member of Ernst & Young Global. Chief Executive Officer of said company since January 1, 2001.
A member of the Executive Committee of Ernst & Young in Latin America and a member of the Advisory Board for the Global Firm and Managing Partner of Latin America North.

Alternate Examiner

Agustin Aguilar
23 years of experience in Mancera, S.C., a member of Ernst & Young Global.
A member of the Professional Practices Committee for said firm, and head of the Auditing Quality Review Program.

No member of the Board of Directors is related to any other member of said board, nor are the Company Executives related amongst each other, nor are any Directors related to any of the Executives. No Director or Executive has significant holdings in the Company, either as individuals or as a group.

The total payment made by the Company to its Directors and principal Executives during the year ending December 31, 2002 amounted to $ 101 million pesos. The payment made by the Company to the totality of its personnel, including the principal Executives but excluding its Directors is a fixed part and a variable component, represented by a bonus for results, and whose amount depends on the accomplishment of the objectives stated in the Business Plan for the year in question.

Moreover, the Company has a Personnel Stock Option Plan Fund consisting of 63,246,450 shares of series "C" WALMEX stock presented in the Company Balance Sheet at purchase cost and restated by the National Consumer Price Index. Said fund is to offer stock purchase options to company executives, pursuant to the authorization granted by the National Bank and Securities Commission and to that outlined in the Company bylaws. During the period from January 1st to December 31, 2002, a total of 14,472,604 shares were assigned, and 2,929,086 shares were vested. Through the Mexican Stock Exchange, the Company purchased the stock necessary for this Plan. The stock holdings in the Personnel Stock Option Plan Fund represents only 1.4% of outstanding shares as of December 31, 2002.

Wal-Mart Stores, Inc is the majority shareholder for Wal-Mart de Mexico, S.A. de C.V., and its equity interest amounts to 62% of representative shares of Capital Stock. The remaining shares in stock are freely traded in the Mexican Stock Exchange.

Stock situation as of December 31, 2002

	Millions of Shares			
	Series V	*Series C*	***Total***	*%*
Wal-Mart Stores Inc.	2,730	36	**2,766**	62.0
Personnel Stock Option Plan Fund	-	63	**63**	1.4
Subtotal	2,730	99	**2,829**	63.4
Market	1,179	454	**1,633**	36.6
Total	**3,909**	**553**	**4,462**	**100.0**

d) Corporate Bylaws (In force as of February 26, 2003)

CHAPTER ONE
NAME, ADDRESS, PURPOSE, AND TERM

ONE.- The Corporation is to be named WAL-MART DE MEXICO. This name shall be employed always followed by the words SOCIEDAD ANONIMA DE CAPITAL VARIABLE, or with its abbreviation S.A. DE C.V.

TWO.- The legal domicile for the company shall be in Mexico City, Federal District, but representations or branch offices may be established or conventional domiciles may be stipulated in any other place within the Republic of Mexico or abroad.

THREE.- The purpose of the corporation is:

1. To build, acquire, or transfer property and use it, transfer it and lease it, and in general conduct any operation allowed by law with regards to said property.
2. Establish and use, lease out or be leased, purchase or transfer by means of any negotiable instrument, one or more businesses such as those known as stores, department stores, supermarkets, restaurants, coffee-shops, soda fountains or similar establishments, as well as any other business whose use is not the exclusive domain of the State, or Mexican corporations with an exclusion clause for foreign nationals, or which requires more than fifty-one percent of Mexican capital.
3. To purchase, sell, manufacture, outsource, import and export any manner of national and foreign products or merchandise, or market the same either directly or through third parties.
4. Enter into general commercial transactions with any type of negotiable instruments, issued either by Mexican or foreign corporations and in particular the purchasing of stock or corporate shares in commercial or industrial ventures, including the temporary purchase of stock issued by the Corporation itself, charged to the capital stock and if the case, a reserve stemming from net earnings for the purpose of purchasing own shares, in compliance with legal requirements regarding the purchase of stock or shares. Any companies in which Wal-Mart de Mexico, S.A. de C.V., is a majority shareholder shall not directly nor indirectly invest in shares of the same, nor in any other company who is a majority shareholder for Wal-Mart de Mexico, S. A. de C.V., except in the case when the shares are purchased to comply with granted stock options or which can be given to the employees of said companies, if and only if the shares held do not exceed twenty-five percent of the total shares in stock of the corporation.
5. Conduct all manner of commercial commission operations and mediation in commercial businesses, pursuant to that outlined in the previous paragraphs.
6. Directly or through third parties, build, install and operate workshops, laboratories, retail shops and warehouses with the purposes outlined in the previous paragraphs.
7. Render legal, financial, economic and administrative professional services, and in general services of any type to all manner of companies, either commercial or industrial, as well as to individuals or corporations.
8. Sign all manner of contracts with individuals or corporations to direct, manage, finance, establish or run any type of commercial or industrial company.
9. Sign all manner of contracts as corporations or partnerships with individuals or corporations required to meet the purposes of the Company.
10. Issue, purchase, sell and endorse all manner of credit instruments and securities permitted by law; give all manner of real or personal guarantees, and enter into mortgage, guarantee and surety agreements.
11. Sign all legal proceedings and enter into any and all agreements and contracts that are directly or indirectly related to the purpose of the Company.

FOUR. – The term of the Corporation shall be ninety-nine years beginning on the eighth day of March, in the year nineteen hundred and ninety-three.

CHAPTER TWO
CAPITAL STOCK AND SHARES IN STOCK

FIVE. Capital stock shall be variable with a fixed minimum of SIX HUNDRED AND FIFTY MILLION, THREE HUNDRED AND SEVENTY-TWO THOUSAND, ONE HUNDRED AND THIRTEEN PESOS, national currency, and the variable amount is not to exceed ten times said figure.

The equity shall be subject to increases stemming from later contributions made by the partners or from the admission of new partners and pursuant to the assumptions outlined under article one hundred and sixteen of the General Law on Commercial Enterprises, and from the reduction in said capital due to partial or total withdrawal of the contributions and due to shareholder reimbursements, and from the need to absorb losses. In this latter case, no more formalities shall be required than those set forth in the Special General Shareholder Assembly held for said purpose. Minimum capital stock shall be represented by shares with no par value, duly subscribed and purchased. For future increases and reductions in capital stock, the shares shall also not have par value. Capital stock shall be divided into two classes of shares: **A).-** Class one, consisting of representative shares of minimum capital, and **B).-** Class two, comprising representative shares of variable capital.

The aforementioned classes shall in turn be divided into two series: **I.-** Series "V", free subscription common shares, which all in all shall represent one hundred percent of the voting shares and whose portion of capital stock shall be at least seventy-five percent and of the total shares in stock in which the capital stock is divided, and which may be subscribed or purchased by local or foreign individuals or companies. **II.-** Series "C", also free subscription, consisting of shares without voting rights that confer equity rights and only those corporate rights outlined under Clause Six herein, and which may represent up to twenty-five percent of the capital stock. This type may be subscribed or purchased by local or foreign individuals or corporations.

SIX.

1. All the shares into which the capital stock is divided are registered, indivisible, and with no par value. Series "V" shares confer rights on the holders and make them liable to those obligations corresponding to common stock. Series "C" non-voting shares confer on the holders all equity rights and only those corporate rights outlined under articles one hundred and seventy-three, one hundred and eighty-four, and one hundred and eighty-five of the General Law on Commercial Enterprises.

   The Corporation shall keep a shares record containing the data required by article one hundred and twenty-eight of the General Law on Commercial Enterprises. The Corporation will consider as owner of said registered shares whomever appears as such in the aforementioned record. To this end, the corporation must record the transfers performed at the request of any holder.

2. With regards to the distribution of gains, Series "V" shares shall under no circumstances have priority or preference over Series "C" shares. Printed instruments shall represent all shares. Provisional certificates may be issued until definitive instruments are printed.

3. The provisional certificates and definitive instruments for the shares representing the capital stock must be of a different color so as to easily distinguish the pertinent class and series to which they belong. They must be consecutively numbered and may guarantee one or several shares. They must contain all that is required by article one hundred and twenty-five of the General Law on Commercial Enterprises. Clauses five, six and twenty-five herein must be printed to the letter on them. They must have two written or facsimile signatures of either the Chairman, Vice Chairmen, CEO if a board member, or secretary for the Board of Directors of the corporation, or that of two members of said board as appointed by the board for said purpose. They shall also include an attachment of coupons duly numbered upon request of the owner. The instruments or provisional stock certificates may be exchanged for others of different denominations, but only if the new instruments or certificates guarantee the same number of shares

as those given in exchange. Should the instruments or provisional certificates be lost, stolen or destroyed, they may be replaced pursuant to that set forth under Heading One, Chapter Roman Numeral One, Paragraph Two of the General Law on Credit Instruments and Operations, where expenses for said replacement to be covered by the owner of said certificates or instruments.

Any and all shareholders, by virtue of being the same, are subject to the provisions of the articles of incorporation and the resolutions legally approved by the General Shareholders' Assembly and by the Board of Directors.

4. For the holders of shares to exercise the right to withdraw class two shares (variable part), in addition to complying with that established under articles two hundred and twenty and two hundred and twenty-one of the General Law on Commercial Enterprises, the corresponding reimbursement shall be paid according to the lower of the following two values: Ninety-five percent of the stock exchange quoted value, obtained from the average of the operations conducted during the thirty working days prior to the withdrawal date, or the book value for the shares according to the Financial Information Document approved by the Regular General Shareholders' Assembly meeting that corresponds to the period in which said withdrawal is to take effect. The payment of the reimbursement shall be performed by the corporation as of the day following the holding of the Regular General Shareholders' Assembly meeting that approves the Financial Position Statement for the period in which the withdrawal is to take effect.

CHAPTER THREE
GENERAL SHAREHOLDERS' ASSEMBLY

SEVEN.

1. The supreme authority for the corporation is the General Shareholder Assembly, who shall hold either regular or special meetings.
2. The regular shareholder assembly should meet:

   I. To become familiarized with the matters outlined under article one hundred and eighty-one of the General Law on Commercial Enterprises.

   II. To approve the purchase or transfer of shares and the use of the right of withdrawal under the following circumstances:

   a. When the purchase value for shares from another corporation, due to one or several simultaneous or successive purchases, exceeds twenty percent of the net worth for Wal-Mart de Mexico Sociedad Anonima de Capital Variable, according to the latest financial statement for the Corporation. Assembly approval is not required when purchasing shares from other corporations whose activities are similar to the industrial, commercial or service-related activities of Wal-Mart de Mexico Sociedad Anonima de Capital Variable.

   b. When the transfer value for stock from another corporation, due to one or several simultaneous or successive transfers, exceeds twenty percent of net worth according to the latest financial statement for Wal-Mart de Mexico, Sociedad Anonima de Capital Variable. Prior approval by the assembly shall be required if the share transfer implies, due to one or several simultaneous or successive operations, the loss in control by the Corporation, whose activities are similar to the industrial, commercial or service-related activities of Wal-Mart de Mexico, Sociedad Anonima de Capital Variable.

   c. When the right to withdraw variable capital of another corporation, due to one or several simultaneous or successive transactions, and the reimbursement of shares whose value exceeds twenty percent of the net worth according to the latest financial statement for Wal-Mart de Mexico, Sociedad Anonima de Capital Variable. Prior approval shall also be required from the assembly when the withdrawal implies, due to one or several simultaneous or successive transactions, the

loss in control of the corporation whose activities coincide with the industrial, commercial or service-related activities of Wal-Mart de Mexico Sociedad Anonima de Capital Variable.

III. To appoint the outside auditor for the Corporation.

IV. In cases required, to present the amount of capital stock that could be affected by the purchase of own shares as well as that of the corresponding reserves created for such purpose by the assembly itself, with the only limitation being that the sum of the resources allocated for that purpose shall under no circumstances exceed the total balance for net earnings for the Corporation.

V. Any other matter not established by law or by the Bylaws herein as being the sole domain of the General Special Shareholders' Assembly.

3. The general regular assembly meetings may be held at any time but must meet at least once a year within four months after the close of the corporate period. The general regular assembly that is informed of the results of the period must in turn present a report pursuant to that outlined under article one hundred and seventy-two of the General Law on Commercial Enterprises. Said report shall be in regards to the prior corporate period for the company or companies for which Wal-Mart de Mexico, Sociedad Anonima de Capital Variable owns fifty percent or more of shares and when the purchase value has exceeded twenty percent of the net worth for the controlling company upon close of the corporate period. In addition, the shareholders shall receive a report from the Audit Committee.

4. The General Regular Assembly meetings shall be considered legally held at the first call to the same when at least half of the voting shares in capital stock are represented and the decisions made shall be considered valid when arrived at through a majority of votes of those present at said meetings. Should it not be possible for the Assembly to meet on the date designated, a second call shall be made and shall be designated as such. Said meeting may be held and considered as legal with as many voting shares who are represented and decisions made shall be considered as valid when arrived at through a majority vote of those present.

5. Special General Assembly meetings shall deal with the following matters as per that outlined under article one hundred and eighty-two of the General Law on Commercial Enterprises:

I. An extension of Corporate duration;

II. Termination of the Corporation in advance of agreed upon date;

III. Increase or reduction in Capital Stock;

IV. Changes to the Corporate purpose;

V. A change in Corporate nationality;

VI. Transformation of the Corporation;

VII. Corporate mergers or break-up;

VIII. Issuance of preferred stock;

IX. Amortization by the Corporation of own shares, issuance of common stock for preferred stock called in;

X. Issuance of bonds; and

XI. Any other change to the corporate contract.

In addition to the matters listed above, the Special General Assembly meetings must deal with the following:

a. Legal restructuring of the corporation.

b. Changes to the rights of any corporate stock. Special General Shareholder meetings are considered legally constituted, in the case of a first call, when at least seventy-five percent of voting shares are represented. The decisions made are considered valid if approved by shareholders holding at least half of said shares. In the case of second or later calls, the Special General Shareholder meetings are considered legally constituted when at least fifty percent of voting shares are present. Their decisions are considered valid if approved by shareholders representing at least fifty percent of voting stock.

6. Should the General Regular Assembly need to deal with matters that according to the Bylaws herein are the domain of the special shareholders' assemblies due to reforms made to articles one hundred and eighty-one and one hundred and eighty-two of the General Law on Commercial Enterprises, the same quorum and the same majority rule as that outlined under paragraph five above are required for decisions to be deemed valid.

EIGHT.- General Shareholders' Assemblies shall be held according to the following rules:

1. Meetings are to be held at the corporate legal domicile, with the exception of unforeseeable circumstances or cases of force majere. The call to meeting shall be made by the board of directors or one of the examiners with the exception of that stipulated under articles one hundred and sixty-eight, one hundred and eighty-four and one hundred and eighty-five of the General Law on Commercial Enterprises. Said call shall be published in the Official Daily Gazette or in a major newspaper obtained in the place of the legal domicile. Said call is to be published at least fifteen days prior to the meeting, with the exception of that set forth under clause seven, paragraph two, subparagraph Roman numeral two of the Bylaws herein, whereby the minimum notice shall be five days prior to the meeting. The call to meeting shall include the date, time and place of the assembly, the agenda, and shall be signed by whom makes said call. During the aforementioned period of time, the books and documents related to the purpose of the Assembly meeting shall be made available at corporate offices for any and all shareholders to be able to consult and, if applicable, shall include the Financial Information Document with its corresponding attachments and the opinion of the Examiners.
2. When the attendees at the Assembly represent the totality of voting stock issued, the call shall not be necessary. Nor shall it be necessary when an Assembly is suspended for whatever reason and is to continue on a different date and time. In both cases, it shall be noted in the corresponding Minutes.
3. The owners of voting stock may attend assembly meetings in person or through general or special proxy, where in the latter case only a power of attorney signed by said Shareholder is required.
4. In order to attend the Assembly meetings, shareholders must present, a minimum of two days prior to the date of the meeting, proof of ownership of one or more shares in voting stock. Said proof may be the instrument itself or certification from some National or Official Credit Institution authorized for deposit in the sense that said instrument or instruments in question are in deposit and that the person mentioned in the proof of deposit issued by the institution has the right to represent the stock registered by the instrument or instruments.
5. Before calling the meeting to order, the presiding official shall appoint one or more examiners who shall verify the number of voting shares in stock represented and shall make a list of the attendees, listing the number of shares each represents.
6. Once necessary attendance or quorum is established, the Chairman shall call the Assembly meeting to order and shall proceed to cover the agenda items, presiding over all agreements and debates.
7. The Chairman of the Board of Directors shall preside over the Assembly meeting, and if not present, the Vice Chairman and should both be absent, the person elected by the Assembly itself. The Secretary for the Assembly shall be the Secretary of the Board of Directors. If absent, the person elected by the Assembly itself.
8. The Secretary shall keep the Minutes and shall create a file for the same. The file shall contain the following:
    a. A copy of the newspaper in which the call to meeting was published, should it be the case.
    b. The attendance list of owners of voting stock.
    c. The powers of attorney presented or the extract of the document used as proof certified by the Secretary or Examiner.
    d. A copy of the minutes of the Assembly meeting.
    e. All reports, opinions and any and all documents presented during the Assembly meeting.

9. Should for any reason the call to order for a legally established Assembly meeting not be performed, a document stating the same with the corresponding reasons is required. A file of the same shall be kept as per paragraph eight above.
10. The decisions made by the General Assembly are legally binding for all shareholders in terms of the document herein. This includes opposing votes and those not present. There shall be no later recourse and the decisions are considered definitive. The Board of Directors is thereby authorized to act on the agreements, pronounce judgement and conduct the necessary measures or enter into the necessary contracts that are required for full compliance with agreements approved by the Assembly.
11. If a General Regular or Special Shareholders' Assembly, duly called, were not to have the necessary quorum, the call would be repeated with the same requirements and the same time periods outlined under paragraph one of this clause. An Assembly meeting stemming from a second or later call shall be held if and only if the number of shares in stock represented are those established under clause seven of these Bylaws, and shall be applicable for all types of Assembly meetings.

CHAPTER FOUR
CORPORATE ADMINISTRATION

NINE.- The corporate administration shall be conducted by a board of directors. Said board shall consist of the number of directors determined by the General Regular Shareholders' Assembly, and they shall be no less than five and no more than twenty. The totality of directors shall be appointed by Series "V" shareholders. Moreover, for each director, a corresponding alternate shall also be appointed.

TEN.- The Board of Directors shall be in charge of Corporate business, operations, actions and contracts related to the corporate purpose, with the exception of those deemed the sole domain of the General Regular or Special Assemblies by law or by the bylaws herein. Said Board shall represent the Corporation before any and all administrative and judicial authorities, with general proxy for acts of ownership and management and for collections, with no limits as per article two thousand five hundred and fifty-four of the Civil Code for Mexico City. It is also authorized to perform those duties stipulated by law as requiring special clause, including, but not limited to, the following powers:

a. Perform actions strictly pertaining to ownership such as, sell, mortgage or in any other manner perform a transfer or lien, as well as lease or affect, corporation property.
b. Accept money as a loan, pay guarantees, buy in installments and conduct credit operations without any limitations, including the signing and accepting of any manner of negotiable instruments and become a surety on behalf of the Corporation.
c. Direct, manage and in general control corporate businesses and the administration of all its properties, overseeing compliance of all contracts and agreements that have been signed with the purpose of meeting corporate objectives.
d. Prepare, approve and present to the examiner and shareholders the yearly financial information document as required by law, and present to the shareholders the resolutions deemed appropriate with regards to income, profits and losses.
e. Suggest plans and standards to be followed by the Corporation, especially with regards to purchase, sale, leasing, liens, mortgages and transfers of all manner of properties, real estate, rights and concessions, franchises, the securing of loans, and all other major administrative proceedings and problems.
f. Freely appoint and remove proxies and other corporation officials and employees, grant them powers and modify the same but always setting the limits outlined under the Clause Seventeen, establish the emoluments and set the personal guaranty that should be paid to secure absolute compliance with obligations.
g. Establish and close branch and agency offices for the company.

h. With limits established under Clause Seventeen, wholly or partially delegate powers to any person, entity, group of persons, managers or any other official or proxy, as well as granting general or special powers, legal mandates or administrative proxy for any period of time, and delegate to any person, whether a member or not of the Board of Directors, the power to confer or revoke general and special powers, and to perform any other proceeding that should be completed.

i. To issue and convert shares when it does not imply changes to the Capital Stock.

j. The non-delegable power to resolve the purchasing of representative shares of Capital Stock, through the Mexican Stock Exchange, at current market price, chargeable to Capital Stock and, should the case arise, a reserve stemming from net earnings for the purchasing of own shares. In addition, its later placement among the investor community. Perform all procedures pertaining to ownership such as to sell, mortgage or perform any manner of transfer or lien, and to lease or put up in guarantee corporate property.

k. The non-delegable power of the board to approve operations not falling under the regular line of business and which would take place between the corporation and its partners with persons who are part of the corporate management, or with whom said persons have equity ties, or if applicable, blood ties or ties to the second degree, the spouse or common law spouse. Those operations representing more than one percent of corporate assets. The purchase or sale of ten percent or more of assets and the granting of guarantees for amounts exceeding thirty percent of assets.

l. All others conferred by national law and Company Bylaws that are not reserved as the sole domain of the shareholders.

ELEVEN.

1. The members of the Board of Directors shall be appointed as outlined under Clause Nine and shall hold that position for the time period established by the assembly, until such time as replacements have been elected and assume their duties. Notwithstanding, a duly called Shareholders' Assembly may revoke the appointment of one or more Directors.
2. The members of the Board of Directors shall deposit with the Corporation Treasury the amount of one thousand pesos or shall produce a guarantee for said amount, to the satisfaction of the Assembly. Said amount deposited or in guarantee is to cover the liability that could be incurred during the performance of their duties. Notwithstanding, the shareholders may demand a larger or different amount.
3. The directors shall be appointed through majority rule of voting stock present during the General Regular Shareholders' Assembly.
4. Minority shareholders who represent at least ten percent of capital stock, represented by subscribed corporate stock with voting rights shall have the right to choose a Director and an Alternate Director and who may be removed only when the other board members are removed.
5. If upon holding elections as per that outlined under paragraph three of this clause, a minority shareholder or group of minority shareholders exercise the right during any shareholder assembly, as outlined under paragraph four above regarding the appointment of a Director and the corresponding Alternate Director for a given corporate period or part of one, said minority shareholder or group of minority shareholders may not vote during the appointment of the rest of the Directors for the same complete or partial period.

TWELVE.

1. The board of director meetings shall be held at the corporate domicile, in the branch offices or agencies that have been set up anywhere else in Mexico that the board may designate.

   Decisions may be unanimously made outside of board sessions, and these decisions shall have the same validity as if they had been made during board meetings. In this case, these decisions may be made regardless of the location of each board member, and of the means used for communication. Said decisions should be confirmed in writing, and shall be set down in the book containing board minutes and be duly signed by the chairman and secretary.
2. Board of director meetings may take place at any moment called by the chairman, the secretary, twenty-five percent of the directors or any of the examiners for the corporation, either in writing or through any other means at least five days prior to the meeting date, specifying the time, date and the agenda.

The Board of Directors must meet at least once every three months.

3. The Board members may waive in writing the need for a call to meeting and when a Director is present it shall be considered as a waiver to the call.

4. With the exception of cases that will be outlined further in this same paragraph regarding the establishing of a quorum for any Board of Directors meeting, a minimum of one half plus one directors or alternates for the same must be present. Decisions regarding all matters in the domain of the Board and listed on the agenda shall be considered approved when at least one half plus one of Directors or Alternates issue a positive vote. To deal with and legally arrive at a decision on the matters listed below, the Chairman or the Vice-Chairman of the Board must be present, in addition to at least half plus one of the Directors or Alternate Directors. Decisions are considered approved with a positive vote of the Chairman or the Vice-Chairman and at least half plus one of the Directors or Alternate Directors. These matters are:

   a. Any operation meant to purchase or acquire by whatever instrument, to sell or transfer any instrument regarding fixed assets of corporate property or to enter into any permanent investment exceeding twenty-five percent of net worth according to the latest Financial Information statement approved by the shareholders.

   b. Incur debts with an expiration date beyond twelve months and in excess of twenty-five percent of net worth according to the latest Financial Information document approved by the shareholders.

   c. Grant guarantees, liens, mortgages and other securities of any kind in excess of twenty-five percent of net worth according to the latest financial information document approved by the shareholders.

   d. The appointment or removal of the Chairman of the Board and the company CEO, as well as the granting or revoking of their respective powers.

   e. Supply instructions regarding the form and terms for issuing votes on shares pertaining to the Corporation, in General Regular and Special Assemblies, for those companies where it is majority shareholder. In the case of a tie, the Chairman, or Vice-Chairman shall have the deciding vote.

5. There is to be official Minutes recorded for every Board of Directors meeting and the same is to be kept in the Document Book, and is to be signed by the Chairman and Secretary of the Board.

6. The Directors are to receive fees for their services as such. Said fees are to be set by the General Shareholders' Assembly. In addition, travel expenses incurred by Company operations are to be paid, as well as travel expenses to and from the place where the meeting is to be held.

7. Board members are in charge of decisions made regarding matters outlined under section k) of clause ten, with the exception of that stated under article one hundred and fifty-nine of the General Law on Commercial Enterprises.

CHAPTER FIVE
OFFICIALS

THIRTEEN.- Once the Board of Directors is duly formed, in its first meeting it should appoint among its members a Chairman, and one or two Vice-Chairmen. Should two be appointed for this latter position, the first one appointed shall serve as first Vice-Chairman and the second as Second Vice-Chairman. In addition a secretary must be appointed and a treasurer is optional, both who may or may not be Board members.

FOURTEEN.- The duties and obligations for the Chairman of the Board, or the Vice-Chairman in absence of the former, are as follows:

I. Preside over General Shareholder Assemblies and ensure compliance with resolutions when a special executor is not appointed.

II. Make calls to Board of Director meetings, preside over the same and ensure compliance with resolutions when a special executor is not appointed.

III. Sign Minutes for Shareholder Assemblies and Board meetings presided over, as well as copies of said documents when issued upon request of interested parties.

IV. Supervise strict compliance with the Corporation Bylaws and all agreements approved by board assemblies and committees. .

V. On a yearly basis, produce a detailed report for the Shareholders on the state of affairs of the Corporation.

VI. Any other duties and obligations granted or imposed by the Board of Directors.

FIFTEEN.- Should the Board of Directors decide to create the position of Treasurer, the latter shall have the following duties and obligations:

I. The safekeeping of corporate funds and supervise management and investment of the same.

II. The safekeeping of shares and cash deposited by the Directors, Examiners, CEO and other officials, guaranteeing proper management, or the security policies and issuing the corresponding receipts.

III. Supervise that corporation accounting be properly conducted and that applicable tax provisions be strictly followed.

IV. Ensure that the annual Financial Information document be properly prepared and presented in a timely manner to the Board for approval, who in turn must obtain the opinion of the Examiner and present information to the General Regular Shareholders' Assembly.

SIXTEEN.- The Secretary for the Board of Directors shall be in charge of the following:

1. Perform the duties of Secretary during Shareholder Assemblies and Board meetings, in addition to taking the Minutes for both, and signing the same together with the Chairman of the Board.
2. Keep the record book for Shareholder Assemblies and Board of Director meetings, as well as the Record for Registered Shares and the Record for Increases and Reductions in Capital Stock.
3. Supply copies of documents recorded in said books, upon request, to those with right to the same.

SEVENTEEN.- The Board of Directors may freely appoint and remove the CEO, who may or may not be a shareholder, and who shall have the obligations, rights and compensation allocated, and shall guarantee the proper management in keeping with the same manner in which the Directors must do the same. The attributions granted said CEO as well as any other official employed by the corporation shall always be limited to prior authorization by the Board, as per that contained under clause twelve, paragraph four of the bylaws herein. The duties for the Directors and CEO shall be compatible and may be performed by one same person, and in such case the aforementioned guarantee need only be produced one single time.

EIGHTEEN.- The Directors, or in their absence the Board, may freely appoint and remove one or more Managers, Assistant Managers and Proxies for the corporation, and who may or may not be shareholders. They are to be instructed on their authorizations, obligations and emoluments, with clear indication given of the scope of their attributes so their duties may be properly conducted in the businesses and places that the Board itself designates.

CHAPTER SIX
SUPERVISION OVER THE CORPORATION

NINETEEN.- Supervision over the corporation shall be the responsibility of one or more Examiners and Alternate Examiners, who may or may not be shareholders. The Examiners shall be appointed on annual basis by the Shareholders' Assembly, having the rights and obligations conferred by article one hundred and seventy-six of the General Law on Commercial Enterprises. They shall hold their positions for one year or until proper replacements have been appointed and can assume the position. Any minority representing ten percent of capital stock through voting subscribed stock shall also have the right to appoint an Examiner and an Alternate Examiner. The Examiners must deposit one thousand pesos or a security for an equal amount with the Corporation Treasury, to the satisfaction of the Assembly, to guarantee full compliance with duties. Notwithstanding, the Shareholders' Assembly may demand a greater or different guarantee.

In addition to receiving a call to the Board of Director meetings, the examiners must also be duly called to all sessions of those intermediary advisory boards to whom the board of directors may have delegated any type of authority.

CHAPTER SEVEN
PROFITS AND RESERVE FUND

TWENTY. - Upon close of each fiscal year, the Financial Information document shall be prepared within the following three months, presenting the same to the general shareholders' assembly for their approval regarding net profits. Once the shareholders' assembly has approved inventory and the financial information document, the following distribution is in order:

a. A minimum of five percent is to be set aside for the reserve fund as per that stipulated under article twenty of the General Law on Commercial Enterprises, until said fund amounts to twenty percent of capital stock. Said amounts are also to be used to create any other fund approved by the General Assembly.

b. The remaining profits shall be used as agreed by the General Regular Shareholders' Assembly. When so instructed to do so, the Board of Directors may at any time pay dividends on profits earned according to the Financial Information documents approved by the shareholders. All dividends decreed and not collected by shareholders within a period of five years shall be deemed waived in favor of the corporation.

c. When so decreed by the General Special Shareholders' Assembly, the corporation may proceed to amortize shares with distributable profits by following the rules set forth under the General Law on Commercial Enterprises.

CHAPTER EIGHT
CORPORATION TERMINATION AND SETTLEMENT

TWENTY-ONE.- The corporation shall be terminated upon expiration of the time period mentioned under clause four, unless said period is extended prior to its expiration date by agreement reached during a Special Shareholders' Assembly meeting or prior to said expiration for any of the reasons outlined under article two hundred and twenty-nine of the General Law on Commercial Enterprises.

TWENTY-TWO.- After completing the termination of the Corporation by the Shareholders' Assembly, one or two liquidators shall be appointed. They shall conduct settlement procedures for the same and distribute the products among the shareholders in the exact same proportion of the shares in stock each possesses. Said liquidators shall be fully empowered to perform the settlement, collect all amounts due the Corporation and pay all amounts owed. They are to initiate any and all forms of suits and follow through on the same to conclusion with the full general legal powers of attorney pursuant to articles two thousand five hundred and fifty-

four and two thousand five hundred and eighty-seven of the Civil Code for Mexico City. They are equally authorized to cancel mortgages and other liens; settle disputes and sell properties or securities of any kind. With regards to any powers and obligations not specifically set forth in these bylaws, the liquidators shall have all those conferred by articles two hundred and forty-two and those that follow under the Law on Commercial Enterprises.

TWENTY-THREE.- The shareholders shall be responsible for corporation losses only in the amount of the value of their respective subscribed shares in stock, regardless of non-payment of the same.

TWENTY-FOUR.- The founding partners as such do not set aside any special sharing of profits.

CHAPTER NINE
GENERAL PROVISIONS

TWENTY-FIVE.- Any foreigner who during the incorporation or at any later period acquires interests or shares in the Corporation shall, by virtue of either fact, be considered as a Mexican and it shall be understood that said foreigner agrees not to invoke the protection of his/her government. Should this condition be breached, he/she shall lose said interests or shares in favor of the Mexican nation.

TWENTY-SIX.- Corporate periods for the Company shall begin on January first and end on December thirty-first of each year, with the exception of the present period, beginning on August first and terminating on December thirty-first, nineteen hundred and eighty-nine.

TWENTY-SEVEN.- Any case not specifically covered in these articles of incorporation, the provisions under the General Law on Commercial Enterprises shall apply.

TWENTY-EIGHT.- In the case of cancellation of registration of Corporate stock with the Securities Section of the National Registry for Securities and Brokers, either due to a request made by the Corporation itself or due to a resolution adopted by the National Banking and Securities Commission, under terms of the law, those shareholders having a controlling interest in the Corporation shall be obligated to tender a public offering prior to cancellation and at the highest price of the average upon the close of operations during the thirty days that shares were traded prior to the offering date, or at the share consolidated book value according to the last quarterly report presented to the Commission and the Mexican Stock Exchange prior to the offering. Majority shareholders for the corporation are not obligated to tender the aforementioned public offering if consent is given by the totality of shareholders for the registration cancellation. Upon granting authorization for public offerings for the purchase of shares mentioned under paragraph one of this clause, the National Banking and Securities Commission may consider the particular situation of the Corporation so that a different base may be used in determining purchasing prices for the shares. This may be possible if and only if offers grant equal treatment to the investing public. A minimum quorum of 95% of capital stock must vote in favor if this clause is to be changed, in addition to prior approval by the National Banking and Securities Commission.

FILE N°
82-4609

5) Stock Market

a) Share Structure

Wal-Mart de Mexico stock trades on the Mexican Stock Exchange under the WALMEX ticker symbol.

Share Structure *As of December 31, 2002* *Millions of shares*	
Series V	*Series C*
3,909	553
88%	12%
Free subscription, with voting rights	Free subscription, without voting rights
Total	
4,462	
100%	

In addition, the company has established and ADR sponsored program for Series "V" shares. ADRs have a ratio of 10:1 and are traded under ticker symbol WMMVY.

b) Stock Performance in the Securities Market

Relevant stock indicators 1998-2002

	1998		*1999*		*2000*		*2001*		*2002*	
	Series V	*Series C*	*Series V*	*Series C*	*Series V*	*Series C*	*Series V*	*Series C*	*Series V*	*Series C*
Maximum Price	20.15	18.36	19.36	18.64	26.30	24.00	25.40	23.24	32.93	27.67
Minimum Price	10.46	10.50	9.50	9.64	16.92	16.00	17.79	16.35	22.98	19.82
Closing Price	12.00	12.18	19.02	18.04	19.20	17.70	25.00	21.51	23.61	20.17
Volume (millions)	860.6	710.6	816.6	445.7	1,191.1	337.8	915.5	253.3	872.9	355.3

Relevant stock indicators 2001

	1st Quarter		*2nd Quarter*		*3rd Quarter*		*4th Quarter*	
	Series V	*Series C*	*Series V*	*Series C*	*Series V*	*Series C*	*Series V*	*Series C*
Maximum Price	24.88	23.10	25.24	23.24	25.40	22.80	25.00	21.91
Minimum Price	18.70	17.40	21.74	20.00	17.79	16.35	18.81	17.10
Closing Price	22.07	20.15	24.72	22.22	19.90	18.05	25.00	21.51
Volume (millions)	206.0	67.7	218.6	57.4	202.5	64.3	288.3	64.0

FILE N°
82-4609

Relevant stock indicators 2002

	1st Quarter		*2nd Quarter*		*3rd Quarter*		*4th Quarter*	
	Series V	*Series C*	*Series V*	*Series C*	*Series V*	*Series C*	*Series V*	*Series C*
Maximum Price	29.97	25.98	32.93	27.67	27.55	24.16	25.96	22.18
Minimum Price	24.37	21.52	25.54	21.59	23.49	20.20	22.98	19.82
Closing Price	29.66	25.90	27.03	23.03	24.73	21.25	23.61	20.17
Volume (millions)	233.7	95.6	222.8	112.2	229.0	87.7	187.4	59.8

Relevant stock indicators December 2002 – May 2003

	December		*January*		*February*		*March*		*April*		*May*	
	Series V	*Series C*	*Series V*	*Series C*	*Series V*	*Series C*	*Series V*	*Series C*	*Series V*	*Series C*	*Series V*	*Series C*
Maximum Price	25.31	22.15	25.31	22.40	24.76	22.75	26.79	23.87	28.68	26.14	29.73	26.60
Minimum Price	23.36	20.17	23.28	20.70	23.86	21.92	24.02	22.26	26.00	23.10	27.35	25.00
Closing Price	23.61	20.17	24.30	21.77	24.62	22.73	26.21	23.38	28.68	26.14	29.51	26.45
Volume (millions)	44.1	13.9	83.4	22.0	64.8	17.1	104.5	19.4	69.5	19.5	65.7	18.4

6) Persons in charge

"The undersigned hereby swear that in the scope of our respective duties, we have prepared information on the issuer contained in the present yearly report and it is to the best of our knowledge a reasonable reflection of its situation. In addition, we hereby claim to know of no deliberate omission or altering of relevant information in this annual report, which could lead to errors by investors."

Enrique Ponzanelli
Legal Director

Rafael Matute
Executive Vice-President and CFO

Eduardo Castro-Wright
Chief Executive Officer

"The undersigned hereby swears that opinion was rendered on the financial statements contained in the present annual report for Wal-Mart de Mexico, S.A. de C.V., as of December 31, 2002 and 2001 and for the years ending on these dates, according to generally accepted auditing standards. In addition, I hereby claim that within the scope of the work performed to render the afore-mentioned opinion, to my knowledge no relevant financial information contained in this annual report was deliberately omitted or altered, and that said report contains no information that could lead to errors by investors."

CPA Agustin Aguilar
Outside Auditor

Date: June 27, 2003

7) Attachments

a) Consolidated Financial Statements with Report of Independent Auditors and Opinion of the Statutory Auditor

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of Wal-Mart de Mexico, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Wal-Mart de Mexico, S.A. de C.V. and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wal-Mart de Mexico, S.A. de C.V. and Subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations, changes in their shareholders' equity and changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

Mancera, S.C. A Member Practice of Ernst & Young Global

Agustin Aguilar
Mexico City, January 30, 2003

OPINION OF THE STATUTORY AUDITOR

To the Shareholders of Wal-Mart de Mexico, S.A. de C.V.

In my capacity as statutory auditor and in compliance with the provisions of Article 166 of the Mexican Corporations Act and the bylaws of Wal-Mart de Mexico, S.A. de C.V., I am pleased to submit my report on the consolidated financial statements for the year ended December 31, 2002, presented to you by the Board of Directors.

I, or in my absence the alternate statutory auditor, attended the Shareholders' and the Board of Directors' meetings to which I was summoned and I obtained from the board members and the Company's officers the information on the Company's operations, documentation and records that I considered necessary for examination. I conducted my review in accordance with generally accepted auditing standards.

In my opinion, the accounting and reporting policies and criteria observed by the Company in the preparation of the consolidated financial statements that are being presented to the shareholders are adequate and sufficient and were applied on a basis consistent with that of the prior year. Consequently, it is also my opinion that the above-mentioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Wal-Mart de Mexico, S.A. de C.V. and Subsidiaries at December 31, 2002, and the consolidated results of their operations, changes in their shareholders' equity and changes in their financial position for the year then ended, in conformity with generally accepted accounting principles.

Alberto Tiburcio
Statutory Auditor
Mexico City, January 30, 2003

AUDIT COMMITTEE REPORT, AS OF DECEMBER 31, 2002

Wal-Mart de Mexico, S.A de C.V., Management is responsible for internal controls and financial information. Mancera, S.C., (member or Ernst & Young Global) Wal-Mart de Mexico, S.A. de C.V.'s external auditor, is responsible for examining consolidated annual financial statements. The Committee observes and supervises these processes and recommends to the Board for its approval, independent accounting firms to be Wal-Mart de Mexico, S.A. de C.V.'s external auditors.

As part of its observation process, the Committee holds regular closed-door meetings with Company's Management, the external auditors and the internal auditors.

To comply with our responsibilities, the Committee carried out the following actions:

- We recommended that the Board select Mancera, S.C., to act as external auditor to Wal-Mart de Mexico, S.A. de C.V., in order to examine and issue a report on Wal-Mart de Mexico, S.A. de C.V.'s consolidated financial statements to be presented during the Annual Shareholders' Meeting of Wal-Mart de Mexico, S.A. de C.V., to be performed on February 26, 2003.
- The consolidated financial statements for the fiscal year ending December 31, 2002, were reviewed and discussed with Company's Management and the external auditors.
- Matters related to carrying out an audit of the consolidated financial statements of Wal-Mart de Mexico, S.A. de C.V., were discussed with the external auditors.
- A letter from the external auditors regarding their independence, both economical and of criteria was obtained.
- Cases in which Mancera, S.C., has provided Wal-Mart de Mexico, S.A. de C.V., with other services were assessed to make sure they did not affect the firm's independence.

In accordance with discussions held with Management and the external auditors, disclosures made by the external auditors, the letter sent to the Committee, the Management declarations made to the Committee, as well as, the external auditor's report, it was recommended to the Board that the audited annual consolidated financial statements of Wal-Mart de Mexico, S.A. de C.V., for the fiscal year 2002, would be presented in the Annual Shareholders' Meeting of Wal-Mart de Mexico, S.A. de C.V., to be performed on February 26, 2003.

Hector M. De Uriarte, CPA
Chairman
Mexico City, January 30, 2003

FILE N°
82-4609

CONSOLIDATED BALANCE SHEETS

(Notes 1 and 2)

Thousands of Mexican pesos with purchasing power at December 31, 2002

	December 31	
	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	Ps. 9,768,038	Ps. 9,935,200
Accounts receivable	2,112,654	1,678,481
Inventories	10,773,968	9,317,859
Prepaid expenses	190,088	326,387
Total current assets	22,844,748	21,257,927
Net property and equipment (Note 4)	36,872,263	33,993,767
Total assets	**Ps. 59,717,011**	**Ps. 55,251,694**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable to suppliers (Notes 5 and 6)	Ps. 13,882,611	Ps. 13,000,413
Other accounts payable (Notes 5 and 6)	2,604,179	2,234,774
Total current liabilities	16,486,790	15,235,187
Deferred income tax (Note 7)	5,304,100	5,295,120
Reserve for seniority premiums (Note 8)	24,835	687
Total liabilities	21,815,725	20,530,994
Shareholders' equity (Note 9):		
Capital stock	12,041,639	10,901,846
Legal reserve	2,084,723	1,864,942
Retained earnings	27,791,741	24,496,413
Reserve for repurchase of shares	3,248,032	3,892,046
Accumulated result of restatement	(7,854,505)	(7,373,168)
Premium on sale of shares	1,990,511	2,010,754
Employee stock option plan fund	(1,400,855)	(1,072,133)
Total shareholders' equity	37,901,286	34,720,700
Total liabilities and shareholders' equity	**Ps. 59,717,011**	**Ps. 55,251,694**

The accompanying notes are an integral part of these financial statements.

FILE N°
82-4609

CONSOLIDATED STATEMENTS OF INCOME

(Notes 1 and 2)

Thousands of Mexican pesos with purchasing power at December 31, 2002

	Year ended December 31	
	2002	*2001*
Net Sales	Ps. 105,805,898	Ps. 93,587,446
Cost of sales	(84,252,048)	(74,552,591)
Operating expenses	(15,238,379)	(13,627,826)
Operating income	6,315,471	5,407,029
Comprehensive financing income:		
Financial income-net	714,695	1,179,158
Exchange (loss) gain	(3,926)	46,439
Monetary position gain	232,150	107,291
	942,919	1,332,888
Other expenses-net	(139,434)	(205,367)
Income before income tax and employee profit sharing	7,118,956	6,534,550
Income tax and employee profit sharing (Note 7)	(2,175,863)	(2,101,577)
Net income	**Ps. 4,943,093**	**Ps. 4,432,973**
Earnings per share (in pesos)	**Ps. 1.102**	**Ps. 0.994**

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended December 31, 2002 and 2001

(Notes 1, 2, and 9)

Thousands of Mexican pesos with purchasing power at December 31, 2002

	Capital stock	Legal reserve	Retained earnings	Reserve for repurchase of shares	Accumulated result of re-statement	Premium on sale of shares	Employee stock option plan fund	Total
Balances at January 1, 2001	Ps. 10,934,679	Ps. 1,669,134	Ps. 22,447,198	Ps. 4,522,222	Ps. (6,906,414)	Ps. 2,024,973	Ps. (763,349)	Ps.33,928,443
Movements in employee stock option plan fund						(14,219)	(308,784)	(323,003)
Increase in legal reserve		195,808	(195,808)					
Repurchase of shares	(32,833)			(630,176)				(663,009)
Dividends paid			(2,187,950)					(2,187,950)
Comprehensive income			4,432,973		(466,754)			3,966,219
Balances at December 31, 2001	10,901,846	1,864,942	24,496,413	3,892,046	(7,373,168)	2,010,754	(1,072,133)	34,720,700
Movements in employee stock option plan fund						(20,243)	(313,025)	(333,268)
Increase in legal reserve		219,781	(219,781)					
Repurchase of shares	(39,210)			(644,014)				(683,224)
Dividends capitalized and paid	1,179,003		(1,427,984)		15,010		(15,697)	(249,668)
Comprehensive income			4,943,093		(496,347)			4,446,746
Balances at December 31, 2002	Ps. 12,041,639	Ps. 2,084,723	Ps. 27,791,741	Ps. 3,248,032	Ps. (7,854,505)	Ps. 1,990,511	Ps.(1,400,855)	Ps.37,901,286

The accompanying notes are an integral part of these financial statements.

FILE N°
82-4609

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Notes 1 and 2)

Thousands of Mexican pesos with purchasing power at December 31, 2002

	Year ended December 31 2002	Year ended December 31 2001
OPERATING ACTIVITIES		
Net income	Ps. 4,943,093	Ps. 4,432,973
Charges not requiring use of resources:		
Depreciation	2,006,040	1,787,097
Seniority premiums	23,473	12,820
Provision for deferred taxes	172,852	265,404
	7,145,458	6,498,294
Changes in:		
Accounts receivable	(434,173)	(410,854)
Inventories	(1,955,756)	(1,026,838)
Prepaid expenses	136,299	(48,430)
Accounts payable to suppliers	882,198	(731,553)
Other accounts payable	221,484	20,530
Reserve for seniority premiums		(48,961)
Resources provided by operating activities	5,995,510	4,252,188
FINANCING ACTIVITIES		
Payment of dividends	(249,668)	(2,187,950)
Repurchase of shares	(683,224)	(663,009)
Resources used in financing activities	(932,892)	(2,850,959)
INVESTING ACTIVITIES		
Purchase of property and equipment	(5,043,651)	(4,472,766)
Sale and retirement of property and equipment	(147,139)	(91,392)
Employee stock option plan-net	(333,268)	(323,003)
Resources used in investing activities	(5,229,780)	(4,704,377)
Decrease in cash and cash equivalents	(167,162)	(3,303,148)
Cash and cash equivalents at beginning of year	9,935,200	13,238,348
Cash and cash equivalents at end of year	**Ps. 9,768,038**	**Ps. 9,935,200**

The accompanying notes are an integral part of these financial statements.

FILE N°
82-4609

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2002 and 2001

Thousands of Mexican pesos with purchasing power at December 31, 2002, unless otherwise indicated

NOTE 1 - DESCRIPTION OF THE BUSINESS:

Wal-Mart de Mexico, S.A. de C.V. (WALMEX or "the Company") is a Mexican corporation whose shares are traded on the Mexican Stock Exchange. The Company's majority shareholder is Wal-Mart Stores, Inc., an U.S. corporation.

WALMEX has a 99.9% equity interest in the following groups of companies:

Group	*Line of Business*
Nueva Wal-Mart	Operation of 50 (46 in 2001) Sam's Club membership self-service wholesale stores, 116 (105 in 2001) discount stores, 75 (62 in 2001) Wal-Mart Supercenter hypermarkets, with apparel, general merchandise and supermarket departments, and 44 Superama supermarkets during both years.
Suburbia	Operation of 50 (51 in 2001) Suburbia stores with apparel and accessories for the entire family.
Vips	Operation of 208 (195 in 2001) Vips restaurants serving international cuisine, 45 (40 in 2001) El Porton restaurants serving Mexican food, and 7 restaurants specializing in Italian food during both years.
Real estate	Real estate developments and management of real estate companies.
Corporate entities	Providing of professional services to companies in the Group.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

The most important accounting policies observed in the preparation of the financial statements are described below:

a. The accompanying consolidated financial statements include the statements of WALMEX and those of its subsidiaries, which are grouped as described in Note 1. All intercompany balances and transactions were eliminated in consolidation.

b. The consolidated financial statements provide comprehensive recognition of the effects of inflation on the financial information as required by accounting Bulletin B-10 issued by the Mexican Institute of Public Accountants.

c. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates in some items. Actual results might differ from these estimates.

d. Cash equivalents are stated at cost plus accrued interest, not in excess of market value.
The Company has no financial instruments (derivatives).

e. Inventories are stated at average cost, determined largely using the retail method. Due to the rapid turnover of inventories, the cost so determined is considered to be similar to replacement cost at the balance sheet date.

f. Property and equipment are recorded initially at cost and then restated using the constant-peso-value method as described in Note 4.

FILE N°
82-4609

Fixed asset depreciation is computed using the straight-line method, at rates ranging from 3% to 33%.

g. Foreign currency denominated monetary assets and liabilities are translated to Mexican pesos using the prevailing exchange rate at the balance sheet date. Exchange differences determined are charged or credited to income.

h. Seniority premiums accruing to employees in terms of Mexican labor law are recognized as a cost of the years in which services are rendered, based on independent actuarial computations.
All other payments accruing to employees or their beneficiaries in the event of separation or death in terms of Mexican labor law are charged to income, if and when the expense is incurred.

i. As prescribed by Mexican accounting Bulletin D-4, deferred income tax is determined by applying the enacted corporate income tax rate at the latest balance sheet date to temporary differences in balance sheet accounts for financial and tax reporting purposes.
Current year employee profit sharing is charged to results of operations and represents a liability due and payable in a period of less than one year.

j. The most important inflation accounting concepts and procedures are described below:
The accumulated effect of restatement includes the accumulated monetary position result at the time the effects of inflation on the financial information were first recognized, as well as the result from holding non-monetary assets, which represents the change in the specific value of non-monetary assets over or under the rate of inflation as measured by the National Consumer Price Index (NCPI).

The net monetary position result is determined by applying the NCPI to average net monetary assets and liabilities during the period.

k. The employee stock option plan fund is comprised of series "C" WALMEX shares presented at acquisition cost, as restated based on the NCPI. The plan is designed to grant stock options to executives of the companies in the Group, as approved by the National Banking and Securities Commission.

l. The premium on the sale of shares represents the difference between the restated value of the shares and the value at which such shares were assigned to executives of companies in the Group, net of the corresponding income tax. The premium may be distributed to shareholders.

m. Comprehensive income consists of the current year net income plus the current year restatement.

NOTE 3 - SEGMENT INFORMATION:

An analysis of segment information is as follows at December 31, 2002 and 2001:

	Self-service stores		*Other segments*	
	2002	*2001*	*2002*	*2001*
Sales	Ps. 96,169,435	Ps. 83,864,067	Ps. 9,636,463	Ps. 9,723,379
Assets	Ps. 43,762,968	Ps. 37,646,726	Ps. 7,253,875	Ps. 6,304,628
Liabilities	Ps. 14,443,549	Ps. 12,923,853	Ps. 1,398,758	Ps. 1,448,728

NOTE 4 - PROPERTY AND EQUIPMENT:

Mexican accounting Bulletin B-10 specifies that property and equipment owned at December 31, 1996 that were restated at such date on the basis of appraisals made by independent experts are to be restated thereafter using the constant-peso-value method. Property and equipment acquired on or after January 1, 1997 are recorded initially at historical cost and then restated using the constant-peso-value method.

FILE N°
82-4609

An analysis of this caption is as follows:

	December 31	
	2002	2001
Land	Ps. 14,008,841	Ps. 13,279,174
Buildings	Ps. 14,127,820	Ps. 12,392,969
Facilities and leasehold improvements	7,520,546	6,772,812
	21,648,366	19,165,781
Less:		
Accumulated depreciation	6,039,468	5,526,012
	Ps. 15,608,898	Ps. 13,639,769
Fixtures and equipment	Ps. 14,161,236	Ps. 12,972,930
Less:		
Accumulated depreciation	7,425,819	6,715,119
	Ps. 6,735,417	Ps. 6,257,811
Construction in progress	Ps. 519,107	Ps. 817,013
Total	**Ps. 36,872,263**	**Ps. 33,993,767**

Rental expense for the years ended December 31, 2002 and 2001 was Ps. 933,438 and Ps. 911,189, respectively.

NOTE 5 - RELATED PARTY BALANCES AND TRANSACTIONS:

Accounts payable to suppliers and other accounts payable include the following balances due to related parties:

	December 31	
	2002	2001
Wal-Mart Stores, Inc.	Ps. 152,850	Ps. 138,094
CMA USA, L.C.	748,153	592,684
	Ps. 901,003	**Ps. 730,778**

In the years ended December 31, 2002 and 2001, the Company had the following transactions with related parties:

	December 31	
	2002	2001
Payment of services and royalties	Ps 588,091	Ps. 475,540
Imported merchandise for sale	Ps. 3,631,967	Ps. 2,955,052

FILE N°
82-4609

NOTE 6 - FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES:

An analysis is as follows:

	December 31,	
	2002	*2001*
	Thousands of U.S. dollars	
Assets	US$ 140,317	US$ 132,989
Liabilities	US$ 138,631	US$ 125,452

An analysis of U.S. dollar denominated transactions (excluding property and equipment) is as follows:

	December 31,	
	2002	*2001*
	Thousands of U.S. dollars	
Merchandise for sale	US$ 827,944	US$ 632,211
Technical assistance services and royalties	US$ 62,303	US$ 49,152

The exchange rate at December 31, 2002, used to translate U.S. dollar denominated balances was Ps. 10.3800 (Ps. 9.1575 at December 31, 2001) per U.S. dollar. At the date of the audit report, the exchange rate was Ps. 10.9409 per U.S. dollar.

NOTE 7 - INCOME TAX AND EMPLOYEE PROFIT SHARING:

The Company and its subsidiaries have been authorized by the Ministry of Finance and Public Credit to determine their tax results on a consolidated basis.

An analysis of taxes charged to results of operations of the years ended December 31, 2002 and 2001 is as follows:

	2002	*2001*
Current year income tax	Ps. 1,889,310	Ps. 1,734,155
Deferred income tax	336,676	481,894
Subtotal	2,225,986	2,216,049
Monetary position gain on initial effect of deferred taxes	(93,703)	(177,905)
Employee profit sharing	43,580	63,433
Total	**Ps. 2,175,863**	**Ps. 2,101,577**

An analysis of deferred tax liabilities (assets) derived from temporary differences is as follows:

	2002	*2001*
Property and equipment	Ps. 2,667,540	Ps. 2,509,618
Inventories	3,433,992	3,142,318
Other items, net	(797,432)	(356,816)
Total	**Ps. 5,304,100**	**Ps. 5,295,120**

FILE N°
82-4609

Through December 31, 2002, the statutory corporate income tax rate was 35%. The Mexican income tax law specifies that in the future the corporate tax rate shall be as follows: 34% in 2003, 33% in 2004, and 32% in 2005 and succeeding years.

As required by Mexican accounting Bulletin D-4, effective as of December 31, 2002, deferred taxes were determined at the statutory rate that will be in force at the time the temporary differences are expected to reverse. As a result of this estimate, deferred taxes were reduced by Ps. 249,911.

NOTE 8 - SENIORITY PREMIUMS:

An analysis of seniority premium assets, liabilities and costs is as follows:

	December 31,			
	2002		*2001*	
Vested benefit obligation	Ps.	70,726	Ps.	74,541
Current benefit obligation	Ps.	143,377	Ps.	131,581
Projected benefit obligation	Ps.	145,123	Ps.	150,420
Plan assets		(142,130)		(149,733)
Variances in assumptions and experience adjustments		21,842		
Net projected liability	Ps.	24,835	Ps.	687
Net period cost	Ps.	23,473	Ps.	12,820

The net rates considered in the actuarial computations for both 2002 and 2001 were as follows:

Discount rate for labor obligations	5.5%
Salary increase	2.5%
Return on plan assets	6.5%

The Company set up a trust fund to cover the payment of seniority premiums accruing to employees.

NOTE 9 - SHAREHOLDERS' EQUITY:

a. Ordinary shareholders' meetings.

The following resolutions were adopted at a regular shareholders' meeting held on February 27, 2002:

1. Approval of the maximum amount to be used by the Company in 2002 to repurchase its own shares. Such amount is Ps. 3,717,512 (nominal pesos).
2. Cancellation of 24,734,200 series "C" shares that were repurchased by the Company.
3. Increase of Ps. 209,696 (nominal pesos) in the legal reserve through a charge to retained earnings. The increase in constant pesos was Ps. 219,781.
4. Approval of the proposed payment of a dividend, at the election of the shareholder, of either Ps. 0.31 (nominal pesos) per share of capital stock in cash, irrespective of the series of the share, or a stock dividend at the rate of one series "C" share of capital stock for every 75 outstanding shares held by the shareholder.
5. Increase in the variable portion of capital stock by issuing 59,251,441 new series "C" shares to be used for the sole purpose of their being delivered as a stock dividend to the shareholders that elect to receive in this manner the dividend mentioned in subparagraph 4 above. Those new shares that are not subscribed and delivered to the shareholders shall be cancelled and the proposed capital increase shall be reduced proportionally.

The following resolutions were adopted at a regular shareholders' meeting held on February 27, 2001:

1. Cancellation of 58,346,702 series "C" shares and 61,000 series "V" shares that were repurchased by the Company.
2. Increase of Ps. 178,309 (nominal pesos) in the legal reserve through a charge to retained earnings. The increase in constant pesos was Ps. 195,808.
3. Approval of the proposed payment of dividends of Ps. 0.45 (nominal pesos) per share of capital stock, irrespective of the series.

b. The time that the shareholders had to decide on whether they wished to accept the cash dividend or the stock dividend in terms of the resolution adopted at the shareholders' meeting held on February 27, 2002, expired on April 5, 2002. The Company delivered 48,896,947 new series "C" shares representing an increase of Ps. 1,136,854 (nominal pesos) in the variable portion of capital stock. The increase in constant pesos was Ps. 1,179,003.

An analysis of nominal capital stock at December 31, 2002 and 2001 is as follows:

Capital stock	*2002*	*2001*
Fixed	Ps. 525,000	Ps. 525,000
Variable	5,076,675	3,978,553
Total	**Ps. 5,601,675**	**Ps. 4,503,553**

Capital stock at December, 31 2002 and 2001 consisted of the following registered shares with no par value:

Series	*Number of shares*	
	2002	*2001*
Series "V" free subscription common shares	3,909,124,724	3,909,124,724
Series "C" free subscription shares without voting rights	552,779,121	534,733,374
Total number of shares	**4,461,903,845**	**4,443,858,098**

Capital stock at December 31, 2002 and 2001 includes capitalized earnings of Ps. 1,645,234 and Ps. 508,380 (nominal pesos), respectively, and Ps. 899,636 (nominal pesos) in both years in capitalized restatement accounts.

c. In the years ended December 31, 2002 and 2001, the Company repurchased its own series "C" shares, resulting in the following reduction in capital stock:

	2002	*2001*
Number of shares	30,851,200	30,015,000
Theoretical historical value	Ps. 38,732	Ps. 30,418
Theoretical restated value	Ps. 39,210	Ps. 32,833

The difference between the theoretical restated value and the repurchase cost of the shares acquired was applied to the previously established reserve for the repurchase of shares.

d. Distributed earnings and capital reductions in excess of the balance of the net tax profit account (CUFIN), the net reinvested tax profit account (CUFINRE), and the restated contributed capital account (CUCA) will be subject to taxation in terms of Articles 11 and 89 of the Mexican Income Tax Law.

   At December 31, 2002 and 2001, the balance of the aforesaid tax accounts related to shareholders' equity aggregate Ps. 27,486,316 and Ps. 27,523,235, respectively.

e. The employee stock option plan fund consists of 63,246,450 series "C" WALMEX shares; 14,473,700 of such shares have been placed in a trust created for said purpose. All shares are assigned a value that is not less than the market value at the date of assignment.

   In accordance with current policies, Company executives may exercise their option to acquire the shares as follows: shares assigned before 2000, 50% at the end of the third year and 50% at the end of the fourth year, as from the date of assignment. Rights to shares assigned after 2000 may be exercised in equal parts over five years. In all instances, the right to exercise a stock purchase option expires in a period of ten years from the time the option is granted, or sixty days following the executives' retirement from the Company.

   In 2002, the Company charged to results of operations Ps. 27,152 corresponding to the stock option plan benefit.

   An analysis of movements in the stock option plan during 2002 and 2001 is as follows:

	Number of shares	*Average price (nominal pesos)*
Balance at December 31, 2000	37,803,709	15.33
Assigned	15,289,000	22.82
Exercised	(2,041,927)	12.57
Balance at December 31, 2001	51,050,782	17.69
Assigned	14,472,604	25.03
Exercised	(2,929,086)	13.37
Dividend	652,150	0.00
Balance at December 31, 2002	**63,246,450**	**19.39**
Exercised shares at:		
December 31, 2002	25,083,820	15.29
December 31, 2001	10,443,000	14.47